United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 1, 2024		Director of Investor Relations

Proxy Statement

General Shareholders' Meetings

2024



Proxy Statement issued on March 8, 2024.

Updated on April 1, 2024.

VALE

www.vale.com

Contents

03 A letter from our Chairman

06 A message from our CEO

09 About Vale
- Our purpose, values and strategic pillars
- 2023 at a glance
- Our key corporate governance practices
- Our key compensation practices for the Executive Committee
- Levers for unlocking value through 2026
- Our engagement with shareholders
- Our corporate governance

37 How to attend the 2024 Meetings
- Call to Meeting
- Agenda
- Board of Directors' voting recomendation
- General guidelines

47 Annual General Meeting's Agenda
- Assessment of the financial statements for the fiscal year ending December 31, 2023
- Profit allocation proposal
- Fiscal Council election
- Establishment of the annual compensation of administrators and the Fiscal Council members

66 Extraordinary General Meeting's Agenda
- Merger and related matters

A letter from our Chairman

Dear shareholders,

Vale continues to advance steadily on its journey to become a leader in sustainable mining for a decarbonizing world. In 2023, we achieved solid results based on operational discipline and efficient management, while building the path towards a strong performance in 2024. We are also progressing on our growth strategy, with a solid pipeline of highly-accretive projects, both in the Iron Ore Solutions and Energy Transition Metals divisions We are turning Vale into the best-in-class, more reliable operator in our industry, while creating and sharing significant value with our shareholders and society.

Vale's Board of Directors, elected by our shareholders in April 2023, reflects the improvements we are spreading throughout the Company, with increased diversity of professional experiences and skills, culture, and gender, as well as a high level of independence in its decision-making process. All of that guided by Vale's cultural transformation journey.

The Board is unanimous in its commitment to building the Vale of the Future, a safer, efficient and nature-positive company, ready to thrive in a dynamic global market. We remain steadfast in our mission to improve lives and transform the future, contributing positively to economies and communities, prioritizing environmental stewardship, with the highest ethical standards.

Board of Directors' Performance

The Board of Directors' composition had a 46% renewal[1] in 2023, implying the execution of a robust onboarding and team-building program to provide internal knowledge and tools for sharp and efficient decision-making process and oversight, as well as more dynamic discussions. Performing on its duties, the Board met 21 times, while its Advisory Committees held 63 meetings.

In addition, for the first time in Vale's history, the Company had the election of a Lead Independent Director, Mr. Ollie Oliveira, a seasoned executive with high-value contributions to the Board of Directors and to our shareholders.

The Board has sought to maximize its contribution to Vale's value creation through an ever-deepening understanding of its business and a clear alignment between the Executive Committee and the Board regarding the Company's main challenges, policies and strategic initiatives. To this end, the Board of Directors aims to get closer to the operations and the business, as well as to the stakeholders, through a more itinerant program called Board Members in Action Program.

[1] Six new members elected by the 2023 Annual General Meetings of Shareholders. The employee's representative, although elected for the first time as an effective Board member, had previous tenure as alternate member.

The Board members in Action Program aims to support Vale's leaders in key areas to their success, potentializing the Board's experiences and knowledge and the company's main value levers. It has the following focuses:

(i) set up initiatives for integrated action between the Board and the executive management, acting as a sounding board, opening doors and defining action courses;
(ii) meetings and visits to operations, assets, communities and other stakeholders related to each of the matters prioritized by the Board and the Executive Committee;
(iii) report on field observations with guidelines and recommendations, through structured discussions between the Board and the Executive Committee.

The Board's more itinerant action resulted, in 2023, in meetings and operational visits held in Carajás (PA), Belém (PA) and Vitória (ES), including engagement with leaders and teams, in addition to participation in relevant events on the national and international scenario, in which the Board members had the opportunity to interact with the company's stakeholders, such as the Expo & Brazilian Mining Congress (Exposibram), International Conference on Amazonia and New Economies, Círio de Nazaré, Global Compact meeting, Sustainable Development Goals 2023 meeting, Conference of the United Nations on Climate Change, a non-deal roadshow by the Lead Independent Director with investors in New York, London and Brazil, Vale Day attendance, among others.

Board of Directors' oversight

Throughout 2023, the Board kept a vigilant oversight of crucial matters pertaining to Vale's short and long-term performance, including:

- Active contribution to the strategic planning towards the Vale of the Future, sustained by the pillars of Promoting Sustainable Mining, Fostering Low-Carbon Solutions and Staying Disciplined;

- Strategic actions to position our Iron Ore Solutions Business as a leader, supporting initiatives towards operational stability and building platforms to grow our high-quality portfolio, exemplified by the start-up of the first of two-iron ore briquetting plants in Tubarão, Vitória (Espírito Santo State);

- Regular monitoring of Vale's Integrated Global Risk Map;

- Evolution of tailings and dams' management, including full conformance with the Global Industry Standard on Tailings Management (GISTM) standards and deadlines, managing structures in critical safety conditions, and Upstream Dam De-Characterization Program progress;

- Unlocking potential value from our Energy Transition Metals business, by successfully creating a holding entity to consolidate assets and management team, welcoming long-term partners with valuable credentials to jointly foster the Vale Base Metals' business growth;

- Strategy execution systematically monitored towards the Vale of the Future, setting priorities and ensuring the cascading of key indicators throughout the Company;

- The completion of Vale's Non-Core Assets Divestment Program, following the divestment of Companhia Siderúrgica do Pecém (CSP), and Mineração Rio do Norte (MRN);

- Effective reparation of Brumadinho, including the execution of the Full Reparation Settlement within agreed-upon conditions and timeframes;

- Effective reparation of Mariana, by overseeing and collaborating with Renova and its governing bodies, emphasizing the acceleration of housing rights restoration and individual compensation processes. The Board actively monitors and contributes to negotiations with authorities for an expedited and definitive reparation settlement.

Value creation and return

Vale's commitment to returning value to shareholders remains unwavering. In 2023, the Board approved dividends and interest on equity totaling R$ 6.99 per share, resulting in a noteworthy dividend yield of 7.9%. Furthermore, the Board approved the launching of the fourth share buyback program to repurchase up to 150 million shares over the next 18 months, underscoring our dedication to enhancing shareholder value. Since 2021, Vale has repurchased over 19% of its outstanding shares through four buyback programs, amounting to US$ 14.3 billion and 833.3 million shares.

Climate change

The Board will continue to support Vale's commitments to carbon emission reduction targets aligned with the Paris Agreement, aiming for carbon neutrality by 2050. In 2023, Vale entered into strategic partnerships to assess and develop low-carbon fuels and low-carbon products and solutions for the steelmaking industry.

Regional Social and Economic Development

Adjusting Vale's strategic roadmap, we acknowledge the relevance of improving transparency and reinforcing our actions towards regional social and economic development, as an essential factor to promote sustainable mining. In that sense, our partnerships with governments and civil society organizations have gained greater support from Vale's leadership as vehicles to foster citizenship and economic growth in locations where we operate. Through such partnerships, in Brazil, since Brumadinho and notably during the pandemic, Vale has directly invested in public infrastructure and community projects, benefiting society with healthcare, education and cultural legacy.

ESG Commitments

Pursuing ESG leadership, Vale dedicates efforts and attention to enhance its practices, ensure an ethical environment, deliver sustainable results and provide greater transparency on the way we operate. Adherent to that, Vale became an early adopter of the Taskforce on Nature-related Financial Disclosure (TNFD), promoting transparent communication with shareholders, communities, and society.

The year ahead

In 2024, given the expiration of the current's CEO mandate, the Board must decide whether eventual changes are required in Vale's executive leadership. That decision will be made within the appropriate timeframe and based on responsible discussions, prioritizing the skills and experiences needed to face Vale's challenges and opportunities in the next three years.

To ensure the strategy for the Vale of the future, the Board of Directors will continue to actively participate in the assessment of opportunities and risks arising from the plan execution, aiming to maximize value creation for all the Company's stakeholders.

The Board's focus is on ensuring that the necessary conditions are in place to build the Vale of the Future: a major company recognized by society for being a benchmark in safety, the best-in-class, reliable operator, a people-driven organization, a leader in sustainable mining and a reference in creating and sharing value.

On behalf of Vale's Board of Directors, I express our gratitude for your support and ensure our dedication towards forging the best Vale, with the highest ethical and operating standards.

Daniel André Stieler
Chairman of the Board of Directors

A message from our CEO

Dear Vale Shareholders,

2023 was a remarkable year for Vale, when our results clearly transpired the evolution of our safety-driven culture transformation and our VPS management model towards operational excellence. In general, our 2023 production surpassed expectations, with sound progress compared to 2022 – in iron ore fines, we exceeded our guidance for the year, with the highest monthly output since 2018, while in copper we had a 29%-increase, supported by a successful ramp-up of Salobo III.

This is the result of profound changes in Vale's way of operating over the past four years, enabled by the guidance of our Board of Directors, by our employee's commitment to operational excellence and by the effective management of our Executive Committee. Our shareholders, suppliers, communities, and other stakeholders also played a relevant role in supporting the construction of a safer and more sustainable Vale, the Vale of the Future.

Since 2019, we have thoroughly revised Vale's operations and processes, and we are now starting to reap the benefits of that work. Moving even further, we know Vale is uniquely positioned to seize once-in-a-lifetime opportunities, brought by a decarbonizing world, and we will capture them, creating and sharing value with all our stakeholders.

By fostering low-carbon solutions and staying capital disciplined, we will take Vale to a leading position in sustainable mining. We already have the levers to boost growth in this scenario.

Safety Journey

At Vale, life comes first. In 2023, we reached a total recordable injury frequency rate (TRIFR) of 1.06, the lowest level since we started tracking this metric in 2008.

In dam safety, we reached full conformance with the Global Industry Standard on Tailings Management (GISTM) for all our prioritized structures and within the deadlines set by the industry. We already delivered 43% of our Upstream Dam Decharacterization Program and we are on track to have no dams at emergency level 3 by 2025. As evidence of our performance, the B3/B4 dam, which was at emergency level 3 in 2019, had over 90% of its tailings removed, being reclassified to a level 1 protocol, and having its elimination anticipated from 2027 to 2024.

Iron Ore Operational Stability

We are securing our 310-320 Mtpy production baseline, with actions aiming on asset reliability and on a dedicated approach to operating licenses. In 2023, for instance, our mean time between failure indicator[1], a key maintenance metric, improved considerably, almost doubling the performance in the case of the S11D truckless system, a critical asset.

[1] *The average time between two failures for a given asset.*

In addition, we started operations at the Torto Dam, a key milestone to ensure higher pellet feed availability to our Brucutu site. Improved asset reliability and a clearer process to support licensing should continue to lead to greater production predictability and higher adherence to the mining plan. We are working to increase the current ~90%-adherence to 95% until 2026.

Iron Ore Growth and Quality

Vale's major competitive advantage relies on its potential to grow a high-quality solutions portfolio, expected to reach 340-360 Mt production by 2026, including 50-55 Mt of agglomerated products (100 Mt in 2030+) with low capital intensity. Therefore, we are targeting (i) the development of three key projects to leverage production and (ii) the development of Mega Hubs, concentration facilities and briquetting plants.

Our three key projects are ongoing: the Vargem Grande Complex expansion, which will add 15 Mt of production capacity with startup by 4Q24; the Capanema project, adding 15 Mt by 2H25; and the S11D expansion, adding 20 Mt by 2H26.

We are maturing our agreements with authorities in the United Arab Emirates, Saudi Arabia, and Oman and a partner in Brazil for joint assessments on the construction of Mega Hubs, with works for a first facility starting in 2027. We are jointly assessing the feasibility of developing green industrial hubs in Brazil and North America with H2 Green Steel, a Swedish partner.

We are also ramping-up the 1st briquette plant in our Tubarão Complex, with the 2nd plant expected to ramp-up in 1H24. Finally, our partnership with Anglo American in a world-class operation will bring synergies and make available high-quality feed for agglomerated products.

With growing volumes and a Cost Efficiency Program in place, our C1 cash cost is expected to offset inflationary effects in 2024 and remain at a competitive level and as one of the lowest in the industry.

Vale's major competitive advantage relies on its potential to grow a high-quality solutions portfolio, expected to reach 340-360 Mt production by 2026, including 50-55 Mt of agglomerated products (100 Mt in 2030+) with low capital intensity.

Energy Transition Metals Transformation

In 2023, we successfully established Vale Base Metals (VBM), a new company with separate governance overseeing Vale's Energy Transition Metals business. Delivering on our commitments, we signed individual binding agreements with Manara Minerals and Engine No.1 to invest in VBM, through the acquisition of a 13%-stake in the business for US$ 3.4 billion, with an implied US$ 26 billion Enterprise Value. This strategic partnership will accelerate VBM's growth while ensuring greater operational efficiency in the short-term, starting with an asset review program to assess improvement opportunities.

ESG leadership

Leading in sustainable mining requires delivering on our reparation processes. In Brumadinho, 68% of the Full Reparation Settlement have already been fulfilled, as per the agreed conditions. In 2023, that meant a cash outflow of R$ 6.6 billion. In fact, we expect to end 2026 with over 90% of obligations completed.

Regarding the Mariana reparation, the Renova Foundation compensated over 460,000 people and delivered over 85% of the expected housing solutions, with a total disbursement of R$ 34.8 billion since 2015. We continue to negotiate a definitive reparation settlement with Brazilian authorities.

We are striving to be a nature-positive company, uniquely positioned to leverage decarbonization efforts and foster resilient communities.

Our advancements in ESG have resulted in consistent upgrades from prominent ESG rating providers. For instance, our Sustainalytics rating improved to 34.0 in 2024 from 54.5 in 2019.

Staying disciplined

Maintaining our discipline in capital allocation, we completed our Non-Core Asset Divestment Program, selling over 10 businesses in different countries since 2019. In 2023, we completed the sale of our 50%-stake of Companhia Siderúrgica do Pecém (CSP) and our 40%-stake in Mineração Rio do Norte S.A. (MRN).

Consistent with our commitment to return value to our shareholders, US$ 5.5 billion in dividends and interest on capital were paid in 2023 fiscal year while US$ 14.3 billion were allocated to share buyback programs since 2019.

Vale stands today as a significantly safer company with two distinct and irreplicable businesses - Iron Ore Solutions and Energy Transition Metals. As we conclude 2023, I reinforce our commitment to turn Vale into a reference in creating and sharing value with all our stakeholders.

Eduardo Bartolomeo
CEO

About Vale

Our journey began in 1942 in Brazil. In the past eight decades, we have expanded our business globally to become one of the world's leading iron ore, copper and nickel producers. We also produce iron ore pellets, platinum group metals (PGMs), gold, silver and cobalt. We are engaged in greenfield mineral exploration in six countries.

Our operations are integrated with complete logistics systems including railways, maritime terminals and ports integrated with our mining operations. We have distribution centers to deliver iron ore worldwide. We also have investments in energy, either directly or through affiliated companies and joint ventures.

We have been a publicly traded corporation since 1970 and are currently listed in the ***Novo Mercado*** segment of the São Paulo (B3) – ticker: VALE3 – and Madrid (Latibex) – ticker: XVALO – stock exchanges. Bradesco serves as bookkeeping agent for our common shares.

Our common American Depositary Shares (ADSs), each representing one common share, are traded on the New York Stock Exchange – NYSE (ticker: VALE, ADS Level 2). Citibank N.A. serves as the depositary for the common ADSs.

As of January 31, 2024, there were 4,539,007,568 shares in our total share capital, of which 1,174,135,492 ADSs were outstanding, representing 25.87% of our total share capital.

Geographies[1]


Exploration
Joint Venture
Offices
Headquarters
Operation
Port
Railway
Underground mine
Netherlands
UK
Switzerland
United States
8 underground mines
Canada
UAE
China
Japan
Oman
India
Indonesia
Malaysia
Singapore
Brazil
Peru
Chile
Argentina
Australia
North Corridor
Madeira Port
Carajás
Southeast Corridor
Quadrilátero Ferrífero
Tubarão Port
Ports of Itaguaí and Guaíba
South Corridor

[1] *Includes the assets of Vale Base Metals.*

Vale of the future: delivering on our strategy

Promote sustainable mining

- Benchmark in dam safety and management
- Regional social and economic development
- Shared value and trust
- People-driven
- Nature-positive

Foster low-carbon solutions

- Iron Ore Solutions
- Energy Transition Metals
- Customer-centric
- Technology innovation
- Circular mining

Stay disciplined

- Reliable operations and consistent delivery
- Attractive cash returns to investors
- Strong balance sheet
- Cost, CAPEX and capital allocation efficiency



Our purpose, values and strategic pillars

We are on this journey together. Each day, we write a new chapter in our history alongside our partners, employees, customers, suppliers, shareholders and society. Guided by our strategy and sound values, we strive to evolve daily while putting people at the center of our decisions.Throughout our journey, we put safety first, learn from mistakes, and act always with transparency.


Our Purpose
Values
Key behaviors
Levers
Ambitions

We exist to improve life and transform the future. **Together**.

- **Life** matters most
- Act with **integrity**
- Value **the people who build our company**
- Make **it happen**
- Respect **our planet and communities**

- Obsession **with safety and risk management**
- **Open and transparent** dialog
- **Empowerment** with accountability
- Sense **of ownership**
- **Active listening** and **engagement** with communities

- **Safety**
- **VPS**[1]
- **People**
- **Innovation**
- **Sustainability**

[1] *Vale Management System*

A mining major recognized by society as:
- A benchmark in **safety**
- A best-in-class reliable **operator**
- A talent-driven **organization**
- A leader in **sustainable mining**
- A benchmark in **creating and sharing value**

2023 at a glance

BUSINESS PERFORMANCE

US$ 41.8 billion
in net operating revenue

US$ 8.0 billion
in net income attributable to shareholders

US$ 18.0 billion
in adjusted EBITDA

US$ 13.9 billion
in gross debt and leases

US$ 13.2 billion
in free cash flows from operations

US$ 4.4 billion
in cash, cash equivalents and short-term investments[1]

CAPITAL ALLOCATION

US$ 6.1 billion
distributed as dividends and interest on capital approved to shareholders in respect of 2023

US$ 2.7 billion
of share buybacks in the year[2]

US$ 5.9 billion
in capex, including US$ 4.3 billion in sustaining capex

USD 0.5 billion
in notes redeemed maturing in 2026, 2036 and 2039, in June 2023

ESG

66,807
direct employees

167,759
third-party employees

177,000+
hectares protected and/or recovered since 2020[6], a major step in meeting our voluntary commitment for +500,000 hectares beyond our fence line by 2030

67%
reduction in our injury rate compared to 2022, moving towards zero N2 accidents by 2025

~100%
of electricity consumption from renewable sources in Brazil, reaching our 2025 target 2 years ahead of time[5]

24.4%
female workforce – a total progress of 85% towards our 2025 target[3]

34.9%
of self-declared black leadership – a total progress of 21% towards our 2026 target[4]

[1] Includes US$ 703 million from PTVI.
[2] 184,697,102 shares purchased, equivalent to 4% of Vale's total capital.
[3] Comparing to the 2019 baseline.
[4] Comparing to the 2021 baseline.
[5] Validation underway by an external and independent verifier, expected in 1Q24.
[6] 165,000 hectares protected and over 12,600 hectares restored.

2023 at a glance

PRODUCTION AND SALES

321 Mt
of iron ore fines production, a 4.3%-increase y/y, exceeding the 2023 guidance

301 Mt
of iron ore sales[1], in line y/y

36 Mt
of pellet production, a 13.5% increase y/y, in line with the 2023 guidance

36 Mt
of pellets sales, an 8.1% increase y/y

327 kt
of copper production, a 29% increase y/y, exceeding the 2023 guidance

308 kt
of copper sales, a 26.2% increase y/y

165 kt
of nickel production, a 7.9% decrease y/y, in line with the 2023 guidance

168 kt
of nickel sales, a 7.1% decrease y/y

REPARATION

US$ 9.3 billion
in Brumadinho reparation program expenditure

- **68%** obligations fully delivered within the Full Reparation Settlement
- **15,400+** affected people indemnified

R$ 34.8 billion[2]
disbursed with the Renova Foundation's 42 reparation programs

- **460,000+** affected people indemnified
- **85%+** of housing solutions delivered

[1] Includes iron ore fines, ROM and pellets.
[2] Total expenditure on damage compensation and remediation, funded by Samarco Mineração S.A. and its partners, BHP Brasil Ltda. and Vale S.A.



For further information about our results, read our Management Report here.

Our key corporate governance practices

- Comprehensive self-assessment process for the Board of Directors.
- 94% attendance rate at Board of Directors' meetings.
- Board's focus on the Company's strategy.
- Independent majority.
- Chairman and Vice-Chairman elected at the meeting.
- Lead Independent Director appointed by independent Board members.
- Board members' individual election.
- Own overboarding criteria.
- Nomination and Governance Committee defines the Board nominees.
- Limit on the number of terms as an additional independence criteria.
- CEO and Chairman as non-cumulative roles.
- Audit and Risks Committee entirely composed of independent Board members.
- Advisory Committees composed exclusively by Board members.

Our key compensation practices for the Executive Committee

Minimum shareholding requirements: 36x the monthly fixed fee for the CEO and 24x the monthly fixed fee for Executive Vice-Presidents.

Adoption of Malus and Clawback rules under which the Company may suspend or request refund of variable compensation in exceptional cases.

Technical Executive Vice-President (responsible for operational safety and risk management) with no short-term financial performance targets.

Long-term incentives in real shares pay "virtual dividends," helping to align senior management priorities with shareholders' vision.

Compensation mix in line with international market profile, with a larger long-term variable compensation stake.

More complete individual performance assessment process (360° for the CEO and 180° for Executive Vice-Presidents).

Short-term compensation focused on the Company's strategic objectives, and greater focus on collective goals, encouraging joint collaboration and ownership mindset.

Inclusion of targets on capital allocation, process safety events, black leadership, among others, in line with Vale's ambitions and strategies.

High-stake ESG metrics on variable compensation, in line with Vale's ambition to lead in sustainable mining.

Performance shares plan (PAV) more aligned with international practices by including an internal value creation metric (ROIC – Return on Invested Capital).

Levers for unlocking value through 2026

At Vale Day 2023, we presented to our investors and market analysts our levers to unlock potential value and drive Vale's growth through 2026, which are:

Safety journey

- No dams at emergency level 3 in 2025
- Access to a broader investor base and indexes

Iron ore production stability

- Securing 310-320 Mt baseline
- Greater predictability, lower variability
- Higher adherence to production plan: 95%, up from 90%

Iron ore growth and quality

- +50 Mt capacity with low capital intensity
- C1 below US$ 20/t
- Iron content: increase from 62.5% to 63.5%

Energy Transition
Metals Transformation

- Asset review implementation
- +70 kt cooper and +55 kt nickel[1] production growth

[1] *Including Indonesia exposure.*

ESG Leadership

- Solid progress on Brumadinho and Mariana reparation
- Continued improvement in our ESG rating



Our engagement with shareholders

Our ownership structure


OTHERS
SHAREHOLDERS WITH AN EQUITY INTEREST OVER 5%
8.71% PREVI
6.31% MITSUI&CO
5.88% BLACKROCK, INC
5.27% TREASURY SHARES
73.83% OTHERS

Vale's Investor Relations team provides multiple communication and service channels, as well as a timely reporting to the market.

Open dialogue

Our Investor Relations spearheads the effort to maintain open dialog with shareholders and the capital markets in general. To this end, we provide multiple communication and service channels, operate an engagement program, and disclose timely information about the company, its business performance, relevant corporate governance matters, and sustainability initiatives, among other subjects.

Specifically, our engagement program includes attendance of investor conferences, non-deal roadshows, face-to-face and virtual meetings, webcasts and other outreach activities with a wide range of institutional investors, from large institutions to small and medium-sized companies, pension and equity funds, family offices and individual investors. We seek their views on key matters, listen to their key questions and act as a sounding board for Vale. Below you will find the main events of our engagement program:

General Shareholders' Meeting

Considering the Company's global footprint, we conduct the meeting virtually, allowing all shareholders to participate fully and equitably wherever they may be, without further costs.

In 2023, we held the Annual and Extraordinary General Meetings in April and an Extraordinary General Meeting in September, details of which can be found here.

Vale Day

Hosted by the CEO, the Executive Vice-President of Finance and Investor Relations, and other executives, Vale Day showcases the Company's long-term strategy and updated perspectives, its key results and practices, and addresses questions brought directly by major shareholders and market analysts who attend in person. The event is also broadcast live and online to the entire market.

Held once a year, usually in December, it is the flagship event for Vale's current and potential investors, where we offer a deeper insight into the company and its opportunities. The presentation and materials related to the 2023 Vale Day can be found here. In 2024, Vale Day will be held in New York on December 03.

Analyst & Investor Tour

An annual event hosted by the Executive Vice-President of Finance and Investor Relations, with the support of operating leaders, providing an in-depth view of a specific business and operation. This consists of a presentation broadcast live and online to the entire market, with a detailed explanation of product supply and demand fundamentals and perspectives.



For those attending the event in person, the presentation is followed by a visit to operational areas so they can learn more about our assets and processes. Due to logistics and operational constraints, visitors are limited to the largest shareholders and specialized market analysts. The 2023 Analyst & Investor Tour presentation is available here.

Field Trips

Visits to operational and reparation areas by large institutional investors, market analysts and ESG rating agencies' representatives. Visitors are limited due to logistics and operational constraints. In 2023, three field trips were conducted with 44 visitors. The occasional presentations made at these events are timely disclosed to the market in general here.

Quarterly performance webcast

As per our Annual Corporate Events Calendar, the day after our quarterly results are released, our CEO, our Executive Vice-President of Finance and Investor Relations, and other Executive Vice-Presidents host a virtual session for market participants, where they discuss quarterly performance and answer live questions from investors and market analysts.

Conferences

In 2023, our CEO, Executive Vice-President of Finance and Investor Relations and the Investor Relations team attended 29 conferences, 5 of them in New York, 8 in London and 9 in São Paulo. These were hosted by major banks and were primarily focused on investments in the metals and mining industries. Attending multiple conferences enables a closer approach to a significant number of actual and potential investors, who can get the latest information on the company's performance, address queries and provide feedback for the continuous improvement of our performance.

Non-deal roadshows

Over the course of the year, our executives attend non-deal roadshows (NDRs) organized directly by Vale or by partner banks. During the NDRs, our executives visit investors in priority markets and offer a comprehensive view of Vale's performance.

These events are used to develop and build long-term relationships between management, investors and market analysts, even reaching investors who do not attend conferences. Investors also talk about their areas of interest and provide feedback on the company's perception, managing expectations and correcting misconceptions about corporate events.

In 2023, Vale executives and the Investor Relations team represented the company at 6 NDRs in New York, London and Boston.

ESG Events

In our journey towards ESG leadership, our executives and the Investor Relations team hold individual or group meetings with leading investors in the field, major rating agencies and ESG market initiatives, and attend conferences aimed at these stakeholders. In 2023, our team attended 7 conferences, 5 NDRs and 82 ESG meetings.

Meetings in general

Our Investor Relations team held 593 in-person and/or virtual meetings with investors of diverse profiles in 2023. We act with agility and proactivity to build a trust-based relationship between Vale and the market.

IR Channels

Our Investor Relations team diligently serves our shareholders, ADR holders, debenture holders and debt security holders through our official channels, the e-mail vale.ri@vale.com and Vale's IR Page.

Perception Study

Annual survey conducted on investors to understand their perception of the company's engagement and material information communication strategy. The survey is divided into four topics: Investor Relations team service, communication tools, disclosure and ESG. In 2023, the overall score was 4.28 out of 5, the highest score since 2019. The perception study provides important opportunities for improving services to our shareholders.

In 2023, Vale held 593 in-person and/or virtual meetings with investors of diverse profiles. We believe that open and transparent dialog is essential for building a trust-based relationship between Vale and the market.

Our corporate governance

We are committed to the best global corporate governance practices, which allows us to compete efficiently and create long-term value for our shareholders. Our governance model sets out clearly defined principles and roles, including transparency and stability to guide our actions.

Our governance framework is composed of the Board of Directors and its Advisory Committees, the Fiscal Council and the Executive Committee.

Organizational Structure


General Meeting
Fiscal Council
Board of Directors
Advisory committees
Capital Allocation and Projects
Audit and Risks
Nomination and Governance
People and Compensation
Sustainability
Innovation*
Audit & Compliance Office
Whistleblowing channel
Internal audit
Corporate Integrity
Corporate Governance Office
Eduardo Bartolomeo
CEO
Executive Vice-Presidents
Alexandre Gomes Pereira
Projects
Alexandre Silva D'Ambrosio
Corporate and Institutional Affairs
Carlos Henrique Senna Medeiros
Operations
Gustavo Duarte Pimenta
Finance and Investor Relations
Marcello Magistrini Spinelli
Iron Ore Solutions
Maria Luiza de Oliveira Pinto e Paiva
Sustainability
Marina Barrene de Artagão Quental
People
Rafael Jabur Bittar
Technical

**This committee is now a non-statutory and non-permanent body.*

The Board of Directors' mission is to protect Vale's assets and maximize, in the long term, the return on shareholders' investment. The Board acts with the highest ethical principles aiming to maintain the company's longevity in line with Vale's purpose.

The Board of Directors is responsible for overseeing Vale's guidelines and strategic plans, monitoring and evaluating its economic and financial performance, appointing and evaluating the members of the Executive Committee, and deliberating on corporate policies. It is also responsible for electing the CEO and the Executive Vice-Presidents for a three-year term, as provided in our Bylaws, being also entitled to dismiss them at any time. It is also responsible for the risk management model, presented here. The Board is advised per routine by five statutory, permanent committees on critical matters to Vale's administration.

Our structure also counts on the Fiscal Council, a permanent body, independent of the Executive Committee and the Board of Directors, which seeks to contribute to the best performance of the organization through the principles of transparency, fairness and accountability.

The Fiscal Council is responsible for overseeing the actions of the directors, verifying compliance with their legal and statutory duties, examining the quarterly balance sheets and financial statements for the year and giving its opinion on them.

Our Executive Committee is responsible for implementing policies and targets defined by the Board of Directors. The Executive Committee is supported by five executive risk advisory committees on technical, non-statutory matters.

The Company also has a Conduct and Integrity Committee, set up by the Board of Directors to promote the Ethics & Compliance Program and compliance with the Company's Code of Conduct.



Our Board of Directors' profile

Our Board was elected by the Annual Shareholders' Meeting on April 28, 2023, for a two-year term, in line with Vale's bylaws. The Board is comprised of members with diverse backgrounds, experience, and skills that together add relevant knowledge to Vale's long-term vision.

12* members

50% of members renewed in 2023**

58% independent members**

2 female members

4 racially/ ethnically diverse members

4 non-Brazilian members

2.4 years average term**

56 years old on average**

50% with significant experience in institutional, governmental and regulatory affairs**

67% with relevant executive experience**

**According to the resolution by the 2023 A/EGM, the Board of Directors has a fixed number of 13 Board members for the 2023-2025 mandate. On March 11, 2024, 1 (one) independent Board member submitted his resignation letter.*
*** Updated according to the new composition of the Board.*

Independence Criteria

One of the corporate governance practices in Brazil is a mandatory minimum stake of 20% of independent Board members for publicly traded companies listed in Novo Mercado on the stock exchange (B3). As required by our Bylaws, at least 7 Board members must be independent members: those defined by Novo Mercado regulations as independent and who do not hold a direct or indirect interest exceeding 5% of the Company's share capital, or a formal or declared connection with a shareholder who has such a holding. In any case, a person who has served five or more terms, consecutively or not, or ten years as a Company non-executive director will not be considered an independent Board member.

Our Board of Directors

Meet the members of our Board of Directors below. The full profile of each of them can be found here.



Daniel André Stieler

Chairman of the Board of Directors since 2023
Non-Executive Director since 2021



Marcelo Gasparino da Silva

Deputy Chairman of the Board of Directors since 2023
Independent Non-Executive Director since 2020 (alternate member from 2019 to 2020)



Manuel Lino Silvo de Sousa Oliveira (Ollie)

Lead Independent Director since 2023
Independent Non-Executive Director since 2021



André Viana

Non-Executive Director, employees' representative since 2023



Douglas James Upton

Independent Non-Executive Director since 2023



Fernando Jorge Buso Gomes

Non-Executive Director since 2015



João Luiz Fukunaga

Non-Executive Director since 2023



Paulo Hartung

Independent Non-Executive Director since 2023



Luis Henrique Cals de Beauclair Guimarães

Independent Non-Executive Director since 2023



Shunji Komai

Non-Executive Director since 2023



Rachel de Oliveira Maia

Independent Non-Executive Director since 2021



Vera Marie Inkster

Independent Non-Executive Director since 2023

Annual assessment

Our Board of Directors is annually evaluated to identify opportunities for continuous improvement in its performance and governance, with the assistance of the Nominating and Governance Committee. The Board and Advisory Committee evaluation process is conducted with independence by a specialized external consulting firm, who assess their performance as collegiate bodies (consolidated results are presented and discussed with the body) and as individuals (in this case, the individual assessment results are shared with the Chairman for subsequent individual feedback).

At the end of 2023, the Board of Directors and its Advisory Committees had their performance assessment process started, with completion expected for the first few months of 2024. The results will point out improvement priorities and underpin action plans to enhance their work.

Our management model

Our Bylaws segregate the roles of Chairman of the Board of Directors, elected by the Annual Shareholders' Meeting, and the Chief Executive Officer, appointed by the Board of Directors. The former focuses on the Company's strategic agenda, overseeing and supporting actions, while the latter guides the company's operations to achieve the best possible results. However, both roles converge on a single goal: to make Vale a leader in sustainable mining.

Our Bylaws also state that if a non-independent Chairman is appointed, the independent Board members shall nominate a representative to serve as Lead Independent Director (LID). The scope of this role is to act as an alternative contact point with shareholders to ascertain their expectations and opinions and to receive the independent members' assessments of the Board, assisting in the continuous improvement of the Board's performance, among other duties described in the Vale's Board of Directors Internal Regulations.

On June 29, 2023, Mr. Manuel Lino Silva de Sousa Oliveira was appointed Lead Independent Director of our Board of Directors, following the election on April 28, 2023, of Mr. Daniel André Stieler, as a non-independent chairman of the Board.

2023 Main Activities

Board of Directors

In 2023, our board met 21 times, including 2 strategic planning meetings and 2 onboarding meetings. The average attendance rate was 94%, with no Board member attending less than 75% of the meetings. Highlights of this year's activities include:

- Deepening discussions related to governance, sustainability, diversity and inclusion, people, remuneration, capital allocation, projects and innovation, periodically presented by the Committees to the Board, reinforcing the agility of debates and the alignment of strategic direction;
- Participation of a representative of the Vale Board in the Vale Base Metals Board, reinforcing synergy and dynamics of the Company's governance;
- The Board is getting closer to operations, business, and the main stakeholders, with a more itinerant action through the Directors in Action Program and integrated action of directors with management, acting as a sounding board;
- Active contribution to strategic planning and systematic monitoring of the execution of Vale's strategy for the future, defining priorities and ensuring the deployment of strategic indicators for the entire company;
- Strategic actions to place our Iron Ore Solutions business as a as a leading player, supporting initiatives for operational stability and building platforms to expand our high-quality portfolio;

- Unlocking the potential value of our Energy Transition Metals business through the successful creation of a controlling entity, with the establishment of the proper governance, to consolidate the assets and management team, receiving partners to promote the growth of the Vale Base Metals business;

- Regular monitoring of Vale's Global Integrated Risk Map;

- Completion of Vale's Non-Core Asset Divestment Program, following the divestment of Companhia Siderúrgica do Pecém (CSP) and Mineração Rio do Norte (MRN);

- Monitoring of Vale's budgetary and operational performance, with a focus on cash generation and efficient capital allocation;

- Approval of the revision of the Company's Organizational Design, in line with its Strategic Planning and purpose, and discussions related to the leadership development process, succession pipeline and executive compensation and performance strategy;

- Improvement of Vale's governance with the election of the Company's first Independent Lead Director, as well as the review of Corporate Policies relevant to the Company;

- Evolution of the evaluation process of the Board of Directors and Advisory Committees;

- Adoption of a Global Strategic Sustainability Panel and discussion of topics related to ESG; and

- Effective reparation of Brumadinho, including the execution of the Full Reparation Agreement within the agreed conditions and deadlines and Effective reparation of Mariana, through supervision and collaboration with Renova and its governance bodies, emphasizing the acceleration of housing solutions and individual compensation processes.

In addition to these developments, the Board of Directors continued to monitor business performance, strategic matters, the progress of reparation processes, the dam decommissioning program and other topics in compliance with legal and regimental requirements.

As part of the onboarding program for the Board members elected in 2023, the Board was present at Vale's operations, including Minas Gerais, Espírito Santo, and Pará, directly engaging with local leaders and business-specific challenges, catalyzing their knowledge about the Company.



Advisory committees

Our Board of Directors has the permanent support of the following five statutory advisory committees focused on discussing specific topics related to their fields of activity, to afford greater efficiency and quality to the decision-making process: i) Capital Allocation and Projects Committee, ii) Audit and Risks Committee; iii) Nomination and Governance Committee; iv) People and Compensation Committee; and v) Sustainability Committee. The Board of Directors also relies on the Innovation Committee, which is non-statutory and non-permanent.

Every year, the Committees establish work plans to guide and optimize their activities, which include not only legal and regulatory requirements, but also those set forth in their respective internal rules, policies and other corporate documents, along with the business demands and priorities defined by the Board of Directors.

Updated on April 1, 2024.

Name	Age	Member since	Independent	Gender	Race/ ethnicity	Nationality	Advisory Committes*					
							CACP	CARE	CIG	CPR	CSUS	CINOV
Daniel André Stieler	59	2021	No	M	White	Brazilian	M		C			
Marcelo Gasparino da Silva	53	2020	Yes	M	White	Brazilian	M		M			
André Viana Madeira	38	2023	No	M	Non-White	Brazilian					M	
Douglas James Upton	63	2023	Yes	M	White	Australian/ British						
Fernando Jorge Buso Gomes	67	2015	No	M	White	Brazilian	M					M
João Luiz Fukunaga	40	2023	No	M	Non-White	Brazilian				C	M	
Luís Henrique Cals de Beauclair Guimarães	57	2023	Yes	M	White	Brazilian	C			M		
Manuel Lino Silva de Sousa Oliveira (Ollie)	72	2021	Yes	M	White	Brazilian		M				
Paulo Cesar Hartung Gomes	67	2023	Yes	M	White	Brazilian					M	M
Rachel de Oliveira Maia	53	2021	Yes	F	Non-White	Brazilian		M			C	
Shunji Komai	52	2023	No	M	Non-White	Japanese				M		M
Vera Marie Inkster	52	2023	Yes	F	White	Canadian		C				
Wagner Vasconcelos Xavier	41	Alternate	-	M	Non-White	Brazilian						M

Legend: C: Chair; M: Member.

** The acronyms above refer to the following advisory committees: CACP = Capital Allocation and Projects Committee; CARE = Audit and Risks Committee; CIG = Nomination and Governance Committee; CPR = People and Compensation Committee; CSUS = Sustainability Committee; and CINOV = Innovation Committee.*

Capital Allocation and Projects Committee

Ensures that activities related to long-term capital allocation, financial management and the company's project portfolio management are conducted in a strategic and efficient manner.

60%
independent members

12
meetings

97%
attendance rate

Members:
Luis Henrique Cals de Beauclair Guimarães (Chair)
Daniel André Stieler
Fernando Jorge Buso Gomes
José Luciano Duarte Penido
Marcelo Gasparino da Silva

Data as of February 20, 2024.

Highlighted activities:

- Monitoring Vale's budgetary and operational performance throughout the year, focusing on cash generation and capital allocation;
- Analyzing and monitoring the creation of Vale Base Metals and the subsequent sale of a minority interest;
- Evaluating and financial/budgetary monitoring of ongoing projects;
- Reassessing the decarbonization strategy to maximize results;
- Asset light strategy - reducing emissions with minimal use of capital;
- Accelerate the development strategy of the Mega Hubs projects;
- Assessment and recommendation of 1) acquisitions, 2) divestments, and 3) strategic partnerships to maximize the business value of Metals for Energy Transition and Iron Ore Solutions; and
- Encourage debate on the company's strategy.

Audit and Risks Committee

Main objectives are to oversee the quality and integrity of financial reporting, compliance with legal, statutory and regulatory standards, the adequacy of risk management processes, monitor the activities of the internal and independent auditors and the evolution of internal audit initiatives, Ethics and Compliance Program, effectiveness of the Whistleblowing Channel and consequence management.

100%
independent members

10
meetings

100%
attendance rate

Members:
Vera Marie Inkster (Chair)
Manuel Lino Silva de Sousa Oliveira
Rachel de Oliveira Maia

Data as of February 21, 2024.

Highlighted activities:

- Quarterly follow-up of the Audit and Compliance Department's reports, including Whistleblowing Channel, Ethics and Compliance Program, Internal Audit and SOX control;
- Review of Vale's 2023 quarterly and 2022 annual financial information, and other regulatory documents and discussions on the topic with internal areas and independent auditors;
- Periodic meetings with the Controllership and Risk Management areas and with the internal auditors to supervise the audit processes related to the examination of internal controls;
- Analysis of legal provisions and contingencies and monitoring of management's assessment criteria;
- Monitoring of the company's critical and very critical risks, especially those involving dam safety and decharacterization, information security, third-party management, operational health and safety, and changes in laws and regulations in the mining sector, as well as the necessary controls to mitigate them; and
- Follow-up of the corporate and tax structuring for the incorporation of Vale Base Metals, including supervision of the terms and conditions of legal documents and risk management.

Nomination and Governance Committee

Advises the Board of Directors on implementing nomination policies and the Board of Directors succession plan, on recommending the desired profile and assessing potential board member candidates. In terms of governance remit, its activities include monitoring governance issues and striving for the continuous development and improvement of the Company's practices.

67%
independent members

16
meetings

100%
attendance rate

Members:
Daniel André Stieler (Chair)
Marcelo Gasparino da Silva
Vera Marie Inkster

Data as of March 3, 2024.

Highlighted activities:

- Handover of the Governance themes, it being understood that the Committee commenced to act intensively in issues of this kind, which included assessment of Vale's governance evolution, structuring of the Board members in Action program, and improvement in the process of providing information to the Senior Leadership;
- Approval of a proposed governance for the Energy Transition Metals business, through the controlled company VBM, including a recommendation on its governance structure and guidelines for its incorporation documents and corporate policies;
- Corporate policy framework evolution, including a review of the Vale Group Business and Entity Management Policy, Internal Audit Regulations, Sustainability Policy, Human Rights Policy, Chief Executive Officer Succession Policy, and Clawback Policy;
- Discussion and alignment of premises for the unprecedented implementation of the Lead Independent Director by the Company, which were reflected in the Board of Directors' Internal Regulations;
- Board of Directors and Advisory Committees' assessment process improvement, which involves a broad listening and engagement, and included both the assessment of the full boards and individual assessments (by peers); and
- Monitoring Vale companies and entities' governance, as well as appointing governance agents for companies whose monitoring was requested by the Board of Directors.

People and Compensation Committee

Its primary purpose is to advise the Board of Directors on strategic direction, aligned with Vale's purpose, on matters of People Management, Organizational Culture, Senior Management Compensation and governance related to the Committee's remit. This Committee nominates the Company's CEO to the Board of Directors.

50%
independent members

9
meetings

95%
attendance rate

Members:
João Luiz Fukunaga (Chair)
Luis Henrique Cals de Beauclair Guimarães
Manuel Lino Silva de Sousa Oliveira
Shunji Komai

Data as of March 6, 2024.

Highlighted activities:

- Review of information structure on senior management compensation with the recommendation of adopting the economic concept (target) and greater detail the compensation structure evolution;
- People strategic indicators monitoring, focusing on female and black people in the workforce, including in leadership positions, persons inclusion of persons with disabilities and measures to increase indigenous people presence in the Company's workforce;
- Thematic onboarding focused on executive compensation, with emphasis on compensation strategy and governance evolution, competitiveness, principles, compensation components, PAV and matching programs history;
- Cultural Evolution Project monitoring;
- Deeper analysis of Diversity, Equity, and Inclusion matters focused on People and building an environment of respect and psychological safety for all people;
- Evolution of the Company's Organization Structure, in line with its Strategic Planning and purpose, including debating succession planning for senior leadership, and updating the Chief Executive Officer Succession Policy; and
- Monitoring learning, with emphasis on the implementation of the Technical Capacitation Integrated Model ("MICT"), through which it is possible to diagnose the technical and theoretical knowledge of the operational base, the implementation of initiatives that promote digital inclusion and incentives for priority workforce training for Vale.

Sustainability Committee

Brings relevant topics to ensure alignment between sustainability policies and guidelines (social, environmental, climate and economic), potentializing strategic discussions between executives and the Board of Directors.

50%
independent members

9
meetings

98%
attendance rate

Members:
Rachel Oliveira Maia (Chair)
André Viana Madeira
João Luiz Fukunaga
Paulo Cesar Hartung Gomes

Data as of February 16, 2024.

Highlighted activities:

- Adoption of Vale's Sustainability global strategic dashboard for a consolidated monitoring of the Company's initiatives;
- Analysis of ESG issues, by means of specific sessions on Nature and Biodiversity, Climate Change and Decarbonization, water resources management, environmental licensing, Human Rights, and relationship with the various stakeholders – including Quilombola communities, indigenous peoples, and Vale's commitment to support the lifting of 500 thousand people from extreme poverty in Brazil;
- Discussion with the executives about Vale's initiatives in education and technical qualification of communities in locations where Vale operates and of the Company's employees;
- Monitoring the socio-environmental recovery plan for Brumadinho and Renova's reparation in Mariana;
- Monitoring of the company's strategy to communicate with the communities in which Vale is inserted;
- Assessment and guidance on policies for which it is responsible, such as review of the Company's Sustainability and Human Rights Policy, adjusting them to the current scenario; and
- Monitoring of Vale's external socio-environmental and institutional expenditures, as well as a recommendation of the budget proposal for 2024 for the Company to advance the 2030 commitments.

Innovation Committee

Now operating in a non-statutory and non-permanent capacity, it advises Vale's Board of Directors on all matters related to innovation, digital transformation and new technologies, focusing on topics that lead to opportunities for synergy, building the future portfolio, and monitoring the main governance and innovation culture initiatives adopted.

40%
independent members

7
meetings

92%
attendance rate

Members:
José Luciano Duarte Penido (Chair)
Fernando Jorge Buso Gomes
Paulo Cesar Hartung Gomes
Shunji Komai
Wagner Vasconcelos Xavier (alternate member of the Board of Directors)

Data as of February 16, 2024.

Highlighted activities:

- Evaluate and recommend strategy and budget for innovation, research and development for 2024;
- Monitoring of initiatives relating to the Mining of the Future, including portfolio of projects, autonomous operations programs, and decarbonization;
- Contribution to the Safety Transformation Program, which brings innovation initiatives committed to the safety of the Company's operations, to improve workplace safety rates;
- Monitoring of the business strategy of the startups created within the scope of the Corporate Venture Capital program, such as Bionow, Circlua, Agera, and Dshbird, as well as the monitoring of innovative initiatives;
- Overseeing the structure and management of Vale's 6 research and innovation centers;
- Discussing decarbonization goals, considering alternative fuels for trucks, ships and trains; and
- Discussing topics related to initiatives, potential use and value of Artificial Intelligence at Vale, and initiatives that can be implemented to safely expand its use.

Our Fiscal Council

The Fiscal Council is a permanent body, composed of 3 to 5 full members and their respective alternates, to hold office until the annual general meeting of shareholders to be held on April 26, 2024. Members are elected to the Fiscal Council in accordance with the existing legislation and Vale's Bylaws.

The Fiscal Council met 13 times in FY 2023, with an attendance rate of 90%. In FY 2023, the Fiscal Council focused on examining financial statements, quarterly balance sheets and other relevant documents submitted to the Annual Shareholders' Meeting, including those related to dividend distribution, capital and sustaining investment plans through 2026 and corporate operations.

The Fiscal Council also oversaw reports from the Audit and Compliance Office, including the whistleblowing channel, corporate integrity and internal audit, internal control processes, Vale's Integrated Risk Map, among other activities, to carry out its duties in accordance with legal and regulatory assignments. In addition, the Fiscal Council focused its discussions on other important issues, such as the dam decharacterization process, reparations related to the Renova Foundation and Brumadinho, cultural development, the company's relationship with indigenous peoples and other communities where Vale operates. In addition, to improve the Fiscal Council's performance, a training on the company's operations and strategy was carried out, including a technical visit by the body to the company's operations:

- Porto de Tubarão, Espírito Santo, where presentations were made on-site about the Port and Railway logistic integration, monitoring and control centers, briquetting and pelletizing processes, and the Botanical Gardens;
- in Belo Horizonte, Minas Gerais, visits to the Reparation, Geotechnical Monitoring Centers and presentations on Dam Management; and
- in Carajás, Pará, where the Iron Ore Solutions and Energy Transition Metals operations were visited.

Data as of February 22, 2024.

In 2023, Vale's Fiscal Council also oversaw reports issued by the Audit and Compliance Office (including the whistleblowing channel, corporate integrity and internal audit), internal control processes and the Integrated Risk Map.

Our Executive Committee

The Executive Committee comprises the CEO and eight Executive Vice-Presidents, Company's legal representatives and responsible for operations, business decisions and implementing the general policies and guidelines set by the Board of Directors. Meet our President and Executive Vice-Presidents. Their complete profiles can be consulted here.



Eduardo Bartolomeo
CEO



Gustavo Pimenta
Executive Vice-President of Finance and Investor Relations



Alexandre Pereira
Executive Vice-President of Projects



Alexandre S. D'Ambrosio
Executive Vice-President of Corporate and Institutional Affairs



Carlos Medeiros
Executive Vice-President of Operations



Marcelo Spinelli
Executive Vice-President of Iron Ore Solutions



Maria Luiza de Oliveira Pinto e Paiva
Executive Vice-President of Sustainability



Marina Quental
Executive Vice-President of People



Rafael Bittar
Technical Executive Vice-President

Our executive risk committees

As a mining company, we are exposed to a variety of risks with a high potential impact if they materialize. Our risk management model includes a comprehensive process to assess and monitor risks. Whenever we identify a risk, those responsible for its management are asked to develop controls to prevent and mitigate the risk, which are then followed up. The company's risk management methodology defines risk response actions that are aligned with the organization's risk appetite. In addition, we have a robust management platform that helps to continuously monitor the company's exposures, ensuring an efficient and integrated risk management process.

The Board of Directors has primary responsibility for overseeing risk management processes and aligning our risk exposure with our strategic objectives, supported by the Audit and Risks Committee. Our Executive Committee is supported by five risk management advisory committees: 1) operational risks; 2) geotechnical risks; 3) strategic, financial and cyber risks; 4) compliance, institutional relations and communication risks; 5) sustainability risks. The main responsibilities of these committees are, among others: to promote and disseminate the risk management culture throughout the company; to support the first line of defense; to assist our Executive Committee in monitoring the risks as per the categories of our Integrated Risk Map, as well as to make preventive recommendations on potential risks presented at committee meetings; to recommend revisions to the risk management principles and tools for continuous improvement of the process; to evaluate and, if necessary, propose changes to the risk management strategy and submit them to the Executive Committee for approval.



For more information, see our Reference Form (here) and our Form 20-F (here).

Information security

Our information security risk management is part of our risk management model. In this context, the Board of Directors is primarily responsible for overseeing risk management processes, including cybersecurity. In support of our Executive Committee, there is an advisory committee dedicated to strategic, financial, and cyber risk management, which monitors and recommends preventive actions on potential information security risks.

Vale's Cybersecurity function is led by our Chief Information Security Officer (CISO), within the Technical Executive Vice-Presidency. The CISO regularly briefs the Audit and Risks Committee of the Board of Directors, as well as the Executive Committee on strategic, financial and cyber risks on our cybersecurity and information security stance. The update includes an independent assessment of the cybersecurity program based on the NIST Cybersecurity Framework and our cyber score measured by security rating independent platform (www.securityscorecard.com). These two committees are also informed about cybersecurity incidents, even if they are considered immaterial.

Our security practices include continuous monitoring through the Security Operations Center, which captures billions of telemetry events to detect anomalies in systems. If a significant cyber incident occurs, it will be handled by the Corporate Cyber Crisis Committee, while keeping the Executive Committee and the Board of Directors informed so that a public disclosure can be made, if necessary.

Our risk management program includes risk assessments of third-party companies that wish to provide services to Vale. Additionally, we hire third-party cybersecurity specialists to independently assess the structure of our program and test the effectiveness of our processes. Every year, we conduct training and awareness efforts focused on cyber risks and best practices for employees and contractors. We emphasize that our business strategy and results have not been materially affected by cyber threats in the last 3 years, which does not represent a guarantee against future impacts.

Our ESG governance

It is crucial that our leadership is prepared to deal with challenges that extend beyond operational and financial issues for the sustainability of our Company.

The guidelines that steer our actions are set by the Board of Directors, monitored by the Sustainability Committee, and rolled out by the Executive Committee. They consider various socio-environmental issues such as climate and human rights.

In 2021, the Executive Vice-Presidency of Sustainability was created to advance the implementation of our strategy to promote sustainable mining. The strategic planning integrates aspects that influence value generation, focusing on the Sustainability Policy to prevent risks, generate positive impact and create social, environmental, and economic value beyond our activities.

In order to encourage the pursuit of leadership in sustainable mining, it is noteworthy that 25% of executives' long-term variable compensation is indexed to ESG targets, aligned with our long-term objectives and promoting cultural transformation in the Company.

How to attend the 2024 Meetings

"Your vote is very important. It helps to build the Vale of the Future, a leader in sustainable mining and a benchmark in value creation and sharing."

Daniel André Stieler
Chairman of the Board of Directors

Call to meeting

WHEN
April 26, 2024 at 10 AM Brasília local time (UTC-3)

WHERE
The meetings will be held virtually via Zoom digital platform ("Digital Platform").

MEETING MATERIALS
Complete information on each agenda item can be found in the Management Proposal, in the 2023 Management Report, and in the Financial Statements for the 2023 fiscal year, prepared in accordance with CVM rules and available here.

LANGUAGE
Portuguese

ASSISTANCE
Contact us by email at assembleias@vale.com

SHAREHOLDER ATTENDANCE
You can vote directly or through a duly constituted proxy, via Digital Platform, or by submitting a Distance Voting Ballot, in accordance with the instructions contained in this Proxy Statement.

Agenda

Annual General Meeting

I

Evaluation of management's report and accounts and analysis, discussion and vote on the Financial Statements for the fiscal year ended December 31, 2023.

PAGE 47

II

Proposal for the allocation of profits for the year 2023.

PAGE 48

III

Election of the members of the Fiscal Council.

PAGE 49

IV

Setting the compensation of management and members of the Fiscal Council for the year 2024.

PAGE 50

Extraordinary General Meeting

I

Pursuant to articles 224 and 225 of Law 6.404/76, approve the Filing and Justification for Merger of Florestas Rio Doce S.A. ("FRD"), a wholly owned subsidiary of Vale.

PAGE 66

II

Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to conduct the valuation of FRD.

PAGE 66

III

Approve the Valuation Report prepared by Macso.

PAGE 66

IV

Approve the FRD's merger into Vale, without a capital increase or new share issuance.

PAGE 66

Board of Directors' voting recommendation
Distance voting ballot for holders of common shares – B3

Annual General Meeting

Item	No.	Question and/or resolution on distance voting ballot	Recommendation
I	1	Approval of the management report and accounts and examination, discussion and voting on the Financial Statements, referring to the fiscal year ended December 31, 2023.	"APPROVE"
II	2	Proposal for the allocation of the results for the 2023 financial year, in accordance with Annex III of the Management Proposal.	"APPROVE"
III	3	Election of the Fiscal Council by candidate - Total members to be elected: 4 (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	NO RECOMMENDATION
IV	4	Setting the global annual compensation of administrators and members of the Fiscal Council for the year 2024, in accordance with the Management Proposal, Annex IV.	"APPROVE"

Extraordinary General Meeting

I	1	Pursuant to Articles 224 and 225 of Law 6,404/76, approve the Filing and Justification for the Merger of Florestas Rio Doce S.A. ("FRD"), a wholly-owned subsidiary of Vale.	"APPROVE"
I	2	Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to carry out the evaluation of the FRD.	"APPROVE"
I	3	Approve the Valuation Report prepared by Macso.	"APPROVE"
I	4	Approve the FRD's merger into Vale, without a capital increase or new share issuance.	"APPROVE"

Proxy card for holders of American Depositary Shares

Annual General Meeting

Item	No.	Question and/or resolution on remote voting ballot	Recommendation
I	1	Approval of the management report and accounts and examination, discussion, and voting on the financial statements, referring to the fiscal year ended December 31, 2023.	"FOR"
II	2	Proposal for the allocation of the results for the 2023 financial year, in accordance with Annex III of the Management Proposal.	"FOR"
III	3	Election of the Fiscal Council by candidate – Total members to be elected: 4	NO RECOMMENDATION
IV	4	Setting the global annual compensation of administrators and members of the Fiscal Council for the year 2024, in accordance with the Management Proposal, Annex IV.	"FOR"

Extraordinary General Meeting

I	1	Pursuant to Articles 224 and 225 of Law 6,404/76, approve the Filing and Justification of the Merger of Florestas Rio Doce S.A. ("FRD"), a wholly owned subsidiary of Vale.	"FOR"
I	2	Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to carry out the evaluation of the FRD.	"FOR"
I	3	Approve the Valuation Report, prepared by Macso.	"FOR"
I	4	Approve the merger, without capital increase or issuance of new shares, of FRD by Vale.	"FOR"



General guidelines

Check below for instructions on how to attend the Meetings.

1) What is the quorum for installing the Meetings?
Answer: minimum attendance of 1/4 of the Company's voting capital for all matters on the Agenda.

2) What happens if the quorum is not reached?
Answer: Vale publishes a new call notice with a new date for the Meetings, which will be installed with the attendance of any number of shareholders.

3) How does the voting right work?
Answer: according to article 5 of the Corporate Bylaws, each special class of common share and preferred share issued by the Company entitles the holder thereof to 01 (one) vote on the Meetings' resolutions.

4) What documents are required to attend the Meetings?

Individuals

- Valid photo ID of the shareholder or proxy, if applicable (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).

- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.

- An individual shareholder's proxy shall present the documents proving representation that comply with Article 126 of the Brazilian Corporation Law[1], including that the power of attorney be issued less than 1 year before the Meetings date. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.

- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key infrastructure – ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

Legal entity

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).

- Proof of representation documents[2], including (i) if applicable, a power of attorney issued less than 1 (one) year before the Meetings' date, (ii) a copy of the articles of incorporation and the minutes from the election of company executives, or other corporate documents that prove the representation is valid, pursuant to the Brazilian Corporate Law or the Civil Code, as applicable. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.

[1] The proxy must qualify as a Company shareholder or executive, a lawyer registered at the Brazilian Bar Association, or a financial institution.
[2] As stated in Annual Circular Letter in force from CVM/SEP, legal entity shareholders may be represented at Shareholders' Meetings by their legal representatives or duly constituted proxies, in accordance with the company's articles of incorporation and the rules of the Brazilian Civil Code ("Civil Code"), and in this specific case there is no need for the proxy of the legal entity shareholder to be a shareholder, company director or lawyer.

- Proof of ownership of Vale's issued shares held by the shareholder, issued by the de-pository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.

- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

Investments funds

- Valid photo ID of the legal representative (simple or authenticated copy), such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional As-sociation Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (e) Driver's License (CNH).

- Proof of representation documents[1], including (i) a copy of the fund's current regulations, (ii) a copy of the documents appointing its executive or manager, as applicable, depending on the competence to represent the fund at meetings of its investees; (iii) a copy of the minutes from the election of company executives, and (iv) if applicable, the respective power of attorney issued less than 1 (one) year before the Meetings' date. If such documents are written in a foreign language, they must be duly translated into Portuguese, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.

- Proof of ownership of Vale's issued shares held by the shareholder, issued by the depository or custodian financial institution, notably through the shareholding position statement, where brokerage notes will not be accepted.

- The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brazil. For handwritten signatures on powers of attorney, notarization of the signature will not be required.

The Meetings' execution requires a quorum of at least a quarter of the Company's share capital with voting rights for all matters on the Agenda.


VALE

[1] *As set out in Annual Circular Letter in force from CVM/SEP, the investment fund manager is responsible for representing the unitholders. Invest-ment fund shareholders may also be represented at meetings by legal representatives or by proxies duly appointed by their manager or adminis-trator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578).*

5) Does the Company accept proxies for the Meetings?

Answer: Proxies are accepted as long as they comply with the Brazilian Corporate Law and Civil Code and are signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure (ICP-Brazil). For handwritten signatures on powers of attorney, notarization of the signature will not be required. See below the proxy template that can be used:

Proxy Template

Português
[ACIONISTA], [Qualificação] ("Outorgante"), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [______], Estado [______] ("Outorgado"), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação no dia 26 de abril de 2024, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [____], a partir da data de sua assinatura.
[Local], [Data]. ________________________
[Acionista]

English
[SHAREHOLDER], [Identification] (the "Grantor"), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [______], State of [______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary and Annual Shareholders' Meetings to be held cumulatively on first call on April 26, 2024, at 10 a.m., and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [_________] until [______].
[Place], [Date]. ________________________
[Shareholder]

6) How can foreign shareholders attend the Meetings?

Answer: They must present the same documents as Brazilian shareholders, as described for each type of shareholder. In the case of attendance by proxy, the document must have been issued less than 1 (one) year before the Meetings' date. The Company waives the need for notarization, consularization and apostille of the proof of representation documents in a foreign language, requiring only the presentation of a simple translated copy. Documents in English and Spanish are also exempt from translation.

7) How can American Depositary Shares ("ADSs") holders participate?

Answer: ADS holders are represented at the Meetings exclusively by Citibank N.A, as the depositary financial institution, subject to the terms and procedures established in the "Deposit Agreement" signed with Vale. Citibank shall send voting cards to ADS holders so they can exercise their voting rights, subject to specific deadlines and applicable rules, who shall be represented at the Meetings by its representative in Brazil, Banco Bradesco S.A. Vale informs that the record date for voting rights at the Meetings is March 25, 2024.

8) What are the means of shareholder participation?

Answer: Shareholders may participate through:

a) In advance by means of a Distance Voting Ballot ("Ballot"); or

b) Virtually through the Zoom Platform ("Digital Platform") at the time of the Meetings, in accordance with the accreditation and participation guidelines contained in this Proxy.

9) How should a shareholder wishing to exercise their voting right through the Ballot proceed?

Answer: There are three options:

a) Filling instructions transmitted to Bradesco, bookkeeper of shares issued by Vale, only in the case of shares not in a central depository (i.e., with B3), observing the established procedures and documents required by the bookkeeping agent. Bradesco receives Ballots submitted exclusively to any of its bank branches and, therefore, does not receive Ballots electronically;

b) Filling instructions transmitted to their respective custody agents in the case of shareholders holding shares in a central depository (i.e., with B3), observing the established procedures and deadlines and the documents required by the respective custodian. It is worth noting that, in line with Resolution 81, the B3 Central Depository will disregard any divergent instructions about the exact resolution that have been issued by the same CPF or CNPJ registration number and received through their

respective custody agents; or

c) Sending the Ballot directly to the Company through the Accreditation Portal, available at qicentral.com.br/m/agoe-vale-2024, together with the mandatory documents in an exclusively digital format. The shareholder will be responsible for the integrity and reliability of the documents sent to Vale.

All guidelines for the Meetings, as well as those contained in the Ballot, are intended to assist shareholders in filling in the Distance Voting Ballot. Shareholders who choose to participate via Ballot are solely and entirely responsible for completing it correctly.

10) Where can shareholders find the Ballot?
Answer: The Ballots are available on the Company's website (www.vale.com/investors), under the banner "AEGM 2024".

11) What is the deadline for submitting votes through the Ballots?
Answer: The last day for receipt by the bookkeeping agent, custody agent or the Company is April 19, 2024, inclusive. It is recommended that shareholders consult their respective custody agents or the bookkeeping agent, as applicable, regarding other procedures and deadlines related to submitting the Ballot.

The deadline of 7 days before the Meetings refers to the Company's receipt of the Ballots, not their posting. Any Ballots received after the above deadline or not accompanied by the required documents will not be considered, and the votes will consequently not be cast and counted.

12) Is it possible for the shareholder to change the vote submitted by Ballot?
Answer: During the absentee voting period, shareholders should consult their respective custody agent, bookkeeping agent or the Company, as listed in item 9 above.

From April 20, 2024, shareholders cannot change the voting instructions already submitted. If they wish to change the votes already submitted by Ballot, the shareholder must attend the Meetings, via Digital Platform, submitting all necessary documents for accreditation (as detailed in item 13 below), and request, during the Meetings, that the voting instructions submitted via Ballot should be disregarded before the respective matter(s) are put to a vote and when the Meeting's Board requests such declarations.

13) How should a shareholder proceed if they choose to participate via Digital Platform?
Answer: Shareholders may request accreditation to access the Meetings with an individual and exclusive link using the form available on the platform dedicated to this purpose, the Accreditation Platform, at qicentral.com.br/m/agoe-vale-2024.

14) What is the deadline for the accreditation request?
Answer: This request must be made by 10 am (GMT-3) on April 24, 2024, and must be accompanied by the necessary documents for participation, as already detailed in item 4 above. Access via Digital Platform is restricted to shareholders or their representatives or proxies, as applicable, who register through the aforementioned form and as described in this document ("Accredited Shareholders").
Vale advises that shareholders who do not submit the accreditation request and the necessary participation documents by the required deadline will not be eligible to attend the Meetings.
To expedite the accreditation process, the Company requests shareholders represented by proxy to submit the proof of representation documents to Vale at least 72 (seventy-two) hours before the Meetings.

15) Is it possible to send documents for accreditation by Vale after 10 a.m. on April 24, 2024?
Answer: The Company will not receive documents after this date and any application for accreditation that is not accompanied by all the necessary and correct documents after this deadline will be automatically disregarded.

16) What is the deadline for receiving the participation link?

Answer: After checking the documentation and completing the accreditation, the Company shall send by email, up to 1 (one) day before the date of the Meetings (preferably), instructions on how to access the electronic system for shareholders who have registered as indicated above.

If a certain Accredited Shareholder does not receive the individual invitation to participate in the Meetings up to 3 (three) hours before the start time thereof, they should contact the Company's Investor Relations department at assembleias@vale.com, at least 2 (two) hours before the Meetings' opening, so that adequate support can be provided and, as necessary, access can be granted to the Shareholder by sending a new individual invitation.

17) How will the Meetings be conducted?

Answer: Exclusively by virtual access via Digital Platform, in Portuguese only. Shareholders may request their accreditation for the Meetings with an individual and exclusive link by means of the form available on the platform dedicated to this purpose, the Accreditation Platform at qicentral.com.br/m/agoe-vale-2024, in Portuguese only, until 10 a.m. (GMT-3) on April 24, 2024, accompanied by the documents required for participation. Shareholders who will be represented by proxy must send Vale the documents proving their representation no later than 72 hours before the Meetings, preferably.

18) When will the shareholder receive the access link to the Meetings?

Answer: After checking the documents and completing the accreditation, the Company will send the access instructions by email up to 01 (one) day before the date of the Meetings.

19) What should you do if you don't receive the link?

Answer: Contact the Company's Investor Relations department at assembleias@vale.com at least 1 (one) hour before the start time of the Meetings, so that adequate support can be provided and, as necessary, access granted to the Shareholder by sending a new individual invitation.

20) What should you do in the event of connection problems?

Answer: Vale is not responsible for connection problems that shareholders may experience or other situations outside the Company's control. The Company clarifies that the Digital Platform is accessed using a computer browser. The Digital Platform is not accessible via mobile phone.

21) Which shareholder is considered present at the Meetings?

Answer: Only shareholders who apply for accreditation by 10:00 a.m. (GMT-3) on April 24, 2024, with the respective presentation of all relevant documentation and confirmation of accreditation by the Company, and who enter the Digital Platform on the date of the Meetings until the opening of the proceedings ("Present Shareholder"). These shareholders will be considered present at the Meetings and sign the respective minutes, pursuant to Article 47, III, of Resolution 81.

22) How is the Digital Platform on which the Meetings will be held?

Answer: The Digital Platform meets the requirements set out in Art. 28 (1) of Resolution 81, as amended, namely: (a) the possibility of simultaneously submitting and accessing documents presented during the Meetings that have not been previously made available; (b) the full recording of the Meetings; and (c) the possibility for shareholders to communicate with each other.

23) What authorizations are given by shareholders entering the Digital Platform?

Answer: The Shareholders Present at the Digital Platform hereby authorize the Company to use any information contained in the recording of the Meetings to record the possibility of manifestation and visualization of the documents presented during the Meetings; to record the authenticity and security of communications during the Meetings; to record attendance and votes cast; to comply with legal orders from competent authorities; and, to defend the Company, its managers and third party contractors, in any judicial, arbitration, regulatory or administrative sphere.

24) Do shareholders have the opportunity to speak at the meetings?
Answer: During the Meetings, the Present Shareholders will have their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality. After each item on the Agenda has been presented, the shareholder must request to speak on the Digital Platform so that the board can release the audio, according to the order of requests received by it. To ensure Meetings progress seamlessly, a maximum time for each Present Shareholder's speech may be set.

25) Can shareholders speak about topics not on the Meetings' Agenda?
Answer: No. The Present Shareholder who wants to speak about any subject not on the Meetings' Agenda must use the usual contact channels provided by the Company's Investor Relations area.

26) How will each of the items on the agenda be voted on?
Answer: Shareholders may vote verbally by requesting to speak via the Digital Platform, so that the board can release the audio on each topic according to the order of the requests received by the board.

To submit a written vote, please send it to the following e-mail **assembleias@vale.com**.

27) Where are the Meetings materials available?
Answer: on the site of the Company and CVM shareholders can find the materials provided for the convening of the Meetings, with additional information on each resolution along with the 2023 Management Report, the 2023 Financial Statements and Vale's Management Proposal.

28) How will the shareholders attending the Meetings sign the minutes?
Answer: The shareholders attending the Meetings via the Digital Platform shall be deemed to be in attendance as shall the signatories of the respective minutes, according to Art. 47 (III) of Resolution 81.

Annual General Meeting's Agenda

Assessment of the Financial Statements for the fiscal year ending December 31, 2023

The Management Report and Financial Statements, prepared by the Executive Committee, present the management accounts to the market. They were approved by the Board of Directors on February 22, 2024 and disclosed on the CVM, B3, and the Company's investors' websites. This information was also published in the Valor Econômico newspaper on March 1st, 2024. Additional documents are available on the investors' portal, such as the opinions of the Board of Directors and the Fiscal Council, as well as management comments relating to item 2 of the Reference Form. See below for the main indicators:

US$ million	2023
Net operating revenues	41,784
Costs and expenses (ex-Brumadinho and dam decharacterization)[1]	(26,014)
Expenses related to Brumadinho event and dam decharacterization	(1,083)
Adjusted EBITDA from continuing operations	17,961
Net income from continuing operations attributable to Vale's shareholders	7,983

[1] *Includes adjustment of US$ 216 million in 2023, to reflect the performance of the streaming transactions at market price.*

Board of Directors' comments on the proposal

The Board of Directors recommends this item be approved as per the positive opinion issued by the independent auditor and the Fiscal Council.

Net revenue by operation


0.3% OTHERS
18.1%
ENERGY TRANSITION METALS
81.6%
IRON ORE SOLUTIONS

Profit allocation proposal

Our management proposes profit allocation for the year 2023 as follows:

Proposed 2023 Profit Allocation	In reais
Net income for the year ended December 31, 2023	39,939,513,519.28
Profit Allocation:	
Statutory reserve	-
Tax reserve	4,505,023,546.37
Investment reserve	5,403,295,172.91
Total	**9,908,318,719.28**
Compensation approved on July 27, 2023	8,276,500,800.00
Compensation approved on October 26, 2023	10,032,800,000.00
Compensation approved February 22, 2024	11,721,894,000.00
Total	**30,031,194,800.00**

Board of Directors' comments on the proposal

The Board of Directors recommends approval of this item and clarifies that the distribution of dividends for the 2023 fiscal year has already been made and there are no additional items to be proposed for resolution at the Shareholders' Meetings.



Fiscal Council election

The Fiscal Council is a permanent body, consisting of three to five members and their respective alternates, who will remain in office until the first Annual General Meeting held after their election, in accordance with the legislation in force and Vale's bylaws. Any nomination of candidates for members of the Fiscal Council by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in the Brazilian Corporate Law, CVM Resolution 81 and its Annual Circular Letter in force from CVM/SEP. In this regard, the Company informs that it has received communication from shareholders nominating members for election to the Fiscal Council, as follows.

Nominee	Alternate member	Nomination date	Nominating shareholder
Paulo Clovis Ayres Filho	Guilherme José de Vasconcelos Cerqueira	02/22/2024	Cosan Oito S.A.
Márcio de Souza	Ana Maria Loureiro Recart	02/28/2024	Previ[1]
Raphael Manhães Martins	Jandaraci Ferreira de Araújo	03/12/2024	Geração L. Par and others[2]
Heloísa Belotti Bedicks	Adriana Andrade Solé	03/12/2024	Geração L. Par and others[2]

[1] Caixa de Previdência dos Funcionários do Banco do Brasil – Previ.

[2] GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, represented by its manager PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA; VICTOR ADLER represented by counsel; VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S. A. represented in accordance with its bylaws; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO EM AÇÕES represented by its manager TEMPO CAPITAL GESTÃO DE RECURSOS LTDA.; the funds RPS CAPITAL ABS B PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, RPS PREV ABSOLUTO FI PREVIDENCIA MULTIMERCADO MASTER, RPS PREV ACOES FUNDO DE INVESTIMENTO PREVIDENCIA MASTER, RPS LONG BIAS FUNDO DE INVESTIMENTO EM ACOES, RPS EQUITY HEDGE MASTER FIM, GENIPABU FUNDO DE INVESTIMENTO EM ACOES, RPS TOTAL RETURN MASTER FIM, RPS FIA SELECTION MASTER, RPS PREV ABSOLUTO ICATU FI PM M, RPS LONG BIAS SELECTION FIA, RPS TOTAL RETURN RV MASTER FIM represented by their manager RPS ADMINISTRADORA DE RECURSOS LTDA; the funds CLARITAS INSTITUCIONAL MASTER FIM, CLARITAS VALOR FIA, UNIMED RV 15 FIM, CLARITAS QP5 FIM CP, UNIMED MULTIESTRATEGIA FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS VALOR INSTITUCIONAL II FIA, CLARITAS BTG PREVIDENCIA FIM, TACAMI FIM PREVIDENCIARIO, FAROL FUNDO DE INVESTIMENTO EM ACES, FRG FUNDO DE INVESTIMENTO EM ACES CLARITAS, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS TOTAL RETURN MASTER FIM, CLARITAS ADVISORY ICATU PREVIDÊNCIA FIM, CLARITAS QUANT MASTER FIM, CLARITAS PREVIDENCIA FIFE MULTIMARKET INVESTMENT FUND, CLARITAS LONG BIAS MULTIMARKET INVESTMENT FUND, CLARITAS BRASILPREV FIFE MULTIMARKET INVESTMENT FUND, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS XP LONG BIAS PREVIDENCIA FIFE MULTIMARKET INVESTMENT FUND, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BRASILPREV QUANT FIFE FUNDO DE INVESTIMENTO EM MULTIMERCADO, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM represented by its manager CLARITAS ADMINISTRAÇÃO DE RECURSOS LTDA.; the funds CLAVE ALPHA MACRO MASTER FIM, CLV M2 MASTER FIM, CLAVE ACOES INST MASTER FIA , CLAVE TOTAL RETURN MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CLAVE ACOES MASTER FUNDO DE INVESTIMENTO EM ACOES, CLAVE TOTAL RETURN MASTER FIA, CLAVE CORTEX MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CL II MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CL I FUNDO DE INVESTIMENTO MULTIMERCADO, CLAVE EQUITY HEDGE MASTER FIM B represented by its manager Clave Gestora de Recursos Ltda; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA represented by its manager FUNDAMENTA ADMINISTRAÇÃO DE CARTEIRA DE VALORES IMOBILIPARIOS LTDA.; the funds ABSOLUTE HEDGE MASTER FIM, ABSOLUTE VERTEX MASTER FIM, ABSOLUTE PREVIDENCIARIO MASTER FIM, ABSOLUTE ALPHA GLOBAL II MASTER FUNDO DE INVESTIMENTO EM ACOES, ABSOLUTE PACE LONG BIASED MASTER FUNDO DE INVESTIMENTO EM AC AÇÕES, ABSOLUTE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, ABSOLUTE PREVIDENCIÁRIO MASTER II FIM, ABSOLUTE ENDURANCE FIA FIFE PREV, ABSOLUTE ENDURANCE MASTER FIA, ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE PACE MASTER MULTIMARKET INVESTMENT FUND, ABSOLUTE MACRO FUNDO INCENT DE INVEST EM INFRA M CP, ABSOLUTE PREVIDENCIÁRIO ITAÚ MASTER FI MULTIMERCADO, ABSOLUTE PACE PREV FIFE FUNDO DE INVESTIMENTO EM ACOES, ITAU ABSOLUTE VERTEX PREV FIFE FIM, ABSOLUTE ENDURANCE IVP FIA and ABSOLUTE VERTEX PREV BRADESCO FIFE PREV. FIFE FIM represented by its manager ABSOLUTE GESTÃO DE INVESTIMENTOS LTDA; and the funds ALASKA BLACK ADVISORY XP SEGUROS FIFE PREVIDENCIA FIM, BARRA FUNDO DE INVESTIMENTO EM ACOES, ADAK FUNDO DE INVESTIMENTO DE AÇOES IE, ALASKA RANGE FUNDO DE INVESTIMENTO MULTIMERCADO, ALASKA PREVIDENCIA MASTER FIM, ATKA FUNDO DE INVESTIMENTO DE ACOES IE, ALASKA 100 ICATU PREV FIFE FIM, ALASKA INSTITUCIONAL FIA and ALASKA BLACK MASTER FIA – BDR NIVEL I represented by its manager ALASKA INVESTIMENTOS LTDA.

In addition to the aforementioned nominations, the Company received on March 7th, 2024, the nomination by the sole holder of preferred shares issued by Vale of Mr. Dario Carnevalli Durigan and Rafael Rezende Brigolini to the positions of effective and alternate members of the Fiscal Council, respectively. Under the terms of Vale's Bylaws, the holder of the golden shares has the right to elect in a separate voting process and dismiss one member of the Fiscal Council and the respective alternate.

Board of Directors' comments on the proposal

The Board of Directors has no recommendations for this item.

Establishment of the annual compensation of administrators and the Fiscal Council members for the year 2024

2024 proposal for overall annual compensation

For 2024, the overall annual compensation proposed for 2024 is **R$ 223,051,846.88** (excluding fees), which is considered stable in relation to the compensation approved for 2023. The amount presented includes the members of the Board of Directors, Fiscal Council, Advisory Committees, and Executive Committee, as shown in the table below:

Executive compensation – excluding charges			Change	
in Reais	**2023 Approved**	**2024 Projection[2]**	**R$**	**%**
Board of Directors	17,548,230	19,813,600	2,265,370	13%
Advisory Committees[1]	4,252,267	3,241,600	(1,010,667)	-24%
Fiscal Council	1,676,833	1,764,468	87,635	5%
Executive Committee	201,622,059	198,232,179	(3,389,880)	-2%
Total	**225,099,389**	**223,051,847**	**(2,047,542)**	**-1%**

[1] Includes compensation owed to serving and alternate Board of Directors members for participating in committees.
[2] Subject to approval at the Annual and Extraordinary General Meeting to be held on April 26, 2024

The main material variance occurred due to adjustments to the mix of compensation between the Board of Directors and its Advisory Committees, based on global compensation surveys and applied following approval at the 2023 Annual and Extraordinary Shareholders' Meetings.

The main absolute variance stems from the Executive Committee's share-based compensation plans. The budget for the proposed compensation on an accrual basis references accounting standard CPC 10, which considers (i) the VALE3 share price, (ii) the fair value performance factor of each grant for the Performance Shares – PAV plan, and (iii) the estimated price for the distribution of virtual dividends used for the Company's budget cycle.

The proposal for 2024 also includes the fixed monthly compensation of each active member of the Fiscal Council, at a minimum of 10% of the average fixed portion of the compensation attributed to Executive Committee members, excluding benefits and private pension.

Clarifications on reporting frameworks

Since fiscal year 2022, Vale has been reporting on the accrual basis to align executive compensation with the amounts earmarked in the financial statements. The 2022 Proxy Statement (page 98 and followings) contains the Report to facilitate a comparative analysis with previous years, as it was the first year using the accrual basis. This is available for consultation on the Company's website.

Summary of compensation components per body

Board of Directors

Serving members are paid a fixed monthly portion, while the sole alternate member is paid when attending a Board of Directors meeting in lieu of the member elected by the employees.

Board Of Directors' Advisory committees

The compensation consists solely of the payment of a fixed monthly portion within the scope of responsibility assigned to each position and Committee of the Company.

Executive Committee

The compensation includes: (i) fixed monthly portion, (ii) short-term variable portion (annual bonus) and (iii) share-based compensation (long-term incentives – Matching and PAV).

Additionally, there are private pensions, benefits tailored to the local market and one-time payments as attraction and retention tools and incentives for deliveries and initiatives relevant to the Company.

Fiscal Council

Serving members are paid a fixed monthly portion equivalent to at least 10% of their fixed compensation, which, on average, is attributed to Executive Committee members monthly, and may be adjusted according to market practices identified in periodically commissioned surveys. The alternate members are paid when they attend a Fiscal Council meeting in place of their respective serving member.



Board of Directors Compensation

Fixed compensation
Payment of a fixed monthly amount, varying according to the position held/responsibility assigned, as per the Board's Internal Regulation, with the aim of compensating each serving member of the Company's Board of Directors. The Company provides for a sole alternate member, a position occupied by a member elected by Vale's employees, pursuant to its Bylaws. The alternate member is paid 50% of the monthly compensation attributed to the serving member for each meeting attended, where their monthly fees shall not exceed 100% of the serving member's compensation, regardless of the number of meetings attended during the month.

Direct and indirect benefits: Board of Directors' members have life insurance.

Participation in Committees: Board of Directors members who also serve on Advisory Committees receive the monthly compensation assigned to committee members, in addition to their compensation as Board members.

Variable compensation, benefits and other
Eligibility for reimbursement of travel and subsistence expenses necessary to perform their duties. No other compensation or benefits exist, such as bonuses, shares or profit shares, for attending meetings, commissions, post-employment benefits or termination benefits.

Fiscal Council compensation

Fixed compensation
Corresponds to at least 10% of the average monthly fixed compensation allocated to the members of the Executive Committee , which may be adjusted in accordance with market practices. It is paid as a fixed monthly amount to compensate each Fiscal Council member. In the month when an alternate member of the Fiscal Council attends a meeting due to the impediment or one-time absence of their serving member, the alternate will receive 100% of said serving member's compensation. Regardless of the alternate's participation, the serving member will continue to receive their fixed monthly compensation.

Direct and indirect benefits: Fiscal Council members have life insurance.

Variable compensation, benefits and other
Eligibility for reimbursement of travel and subsistence expenses necessary to perform their duties. No other compensation or benefits exist, including bonuses, profit-sharing, compensation for attending meetings, commissions, post-employment benefits, termination benefits and share-based compensation.

Executive Committee compensation

Fixed compensation

Aims to attract and retain executives with experience and skills consistent with the duties and responsibilities assigned to their management position.

Direct and indirect benefits: a package compatible with market practices, such as life insurance, medical and dental assistance, hospital care, meal vouchers, use of a company car with driver service, and a defined contribution supplementary pension plan.

Variable compensation

Name	Type
Annual Bonus	Short-term variable compensation

How it works
Based on performance against strategic challenges approved annually by the Board of Directors. Annual goals, both collective and specific, outline the expected economic-financial performance, safety, risk, sustainability and strategic topics.

Name	Type
Vale Stock Program (PAV)	Long-term variable compensation – Performance Shares

How it works
The award is linked to the relative TSR* against the peer group and absolute performance against ESG and ROIC metrics. Incentive for sustainable, long-term value creation, aligned with our shareholders' vision and talent retention.

**TSR corresponds to Total Shareholder Return.*

Name	Type
Matching Program	Long-term variable compensation – Restricted Shares

How it works
Executive Committee members are required to purchase common shares issued by the company using their own funds and to hold them for a minimum cycle of three years. Participation for other company leaders is voluntary. Incentive for sustainable, long-term value creation, aligned with our shareholders' vision and talent retention.



Short- and long-term variable compensation plans

Short-term Incentive - Annual Bonus

Based on short-term performance of targets aligned with the strategic challenges approved by the Board of Directors for the year. Annual goals, both collective and specific, outline the expected economic-financial performance, safety, risk, sustainability and strategic topics. The following components were considered to calculate the Executive Committee's annual bonus payment for 2023.


Annual Bonus
in multiples of fixed fees
=
Target
number of fixed fees
x
Target Dashboard
0 to 1.5
x
Vale Multiplier
maximum of 1.3333
x
Behavioral performance factor
0.8 to 1.2
The multiplication between Target Dashboard and Vale Multiplier cannot exceed 2.00.

2023 Target dashboard

The 2023 Short-Term Targets Dashboard was established by the Board of Directors to contribute to Vale's progress towards its long-term ambitions and goals, creating and sharing sustainable value with our stakeholders. Being a benchmark company in safety and a leader in sustainable mining is an ambition, so the themes related to Occupational Safety and Community have been maintained for 2023. Others significant improvements were approved, such as increasing the total number of women and black people in leadership positions and creating the process safety indicator.

See below the target dashboard (with respective percentage weights) and target achievement in 2023 (as per the colors).

Event P became one of the short-term bonus targets in 2023. The objective is to focus, in addition to the indicator of reduction of high potential injuries (N1 and N2), on the continuous improvement of Vale's industrial process safety management.



Target	Executive Officers						
	CEO	CFO	Iron Ore Solutions	Energy Transition Metals	Technical	Corporate Affairs	Others
Collective targets							
EBITDA (adjusted) **Description:** This measures Vale's performance and operational efficiency (excluding taxes, depreciation and amortization). This indicator includes adjustments to the budgeted EBITDA related to factors external to Vale (mainly price, exchange rate and other specific external business factors), meaning achievement is not impacted by external factors that are not dependent on Vale's action.	30%	30%	20%	20%	NA	20%	30% People and Projects VP 20% Others VPs
Fixed Expense **Description:** Ensure cost management in each area.	10%	10%	10%	10%	NA	10%	10%
Safety **Description:** Reduce the Absolute number of recordable injuries with critical or catastrophic potential severity (N2).	10%	10%	10%	10%	20%	10%	10%
P Events **Description:** Reduce the occurrence of events that result in an unplanned or uncontrolled release of hazardous energy or materials (loss of containment) involving operating equipment or assets.	7.5%	7.5%	7.5%	7.5%	17.5%	7.5%	7.5%
Production Volume **Description:** According to the targets of each business.	NA	NA	10%	NA	NA	10%	10% Sustainability and IO Solutions VP NA Others VPs
People (DE&I) **Description:** • % of women in workforce. • % Black in leadership.	7.5%	7.5%	7.5%	7.5%	17.5%	7.5%	7.5%
Sustainability **Description:** reduce events involving communities members.	5%	5%	5%	5%	5%	5%	5%
Specific goals							
Individual targets[1] **Description:** Individual targets are defined for each executive based on their scope of work. Targets can be executive-specific or shared to enhance interdepartmental engagement.	30%	30%	30%	40%	50%	30%	30%

● Less than 0.50 points ● Between 0.50 and 0.99 points ● Between 1.00 and 1.50 points

[1] *For the Sustainability VP, the specific targets' result is yellow.*

Proposed target dashboard for 2024

The Short-Term Target Dashboard was approved by the Board of Directors in December 2023 and continues to focus on progressing towards the Company's long-term ambitions and goals, with the creation and sharing of sustainable value in each financial year. The dashboards drives to build the Vale of the Future, a leading company in sustainable mining, efficient and innovative. The goals of the collective block remained focused on EBITDA, Safety, Process Events and DEI.

Goal	Description	Executive Committee			
		CEO	CFO	Technical	Others
Collective targets					
EBITDA (adjusted)	Measuring Vale's operational performance and efficiency (excluding taxes, depreciation, and amortization). Considering adjustments to budgeted EBITDA related to Vale's external factors (mainly price, exchange rate and Other external factors considered in the specifics of the business), i.e., the achievement is not impacted by external factors that do not depend on Vale's actions.	35%	35%	-	35%
Safety	Reduce the Absolute number of recordable injuries with critical or catastrophic potential severity (N2). Includes penalty related to fatalities and lifes changed (N1).	15%	15%	25%	15%
P events	Reduce process events that result in an unplanned or uncontrolled release of hazardous energy or materials (loss of containment) involving operating equipment or assets.	10%	10%	15%	10%
DEI	People (DEI): - % of women in direct workforce. - % Black in leadership.	10%	10%	10%	10%
Specific goals					
Fixed Expense/ IOI for Projects VP	Fixed Expense: Guarantee cost management by each area. IOI: Financial and Economic Adherence to Short-term Forecast	7.5%	7.5%	-	7.5%
Specific Goals	Defined by executive, according to their focus. Goals can be specific to each Executive Vice President, or shared for greater engagement across areas.	22.5%	22.5%	50%	22.5%
Total		**100%**	**100%**	**100%**	**100%**

Long term incentive – Performance Shares Program (PAV)

This Performance Shares program operates in 3-year cycles. At the beginning of the cycle, four elements are used to calculate the number of units awarded to each participant:

(a) fixed portion of the compensation at the end of the year prior to the start of the cycle

(b) the reference value for the program, according to the participant's level and location in the previous year

(c) the historical price of Vale shares in the last 60 trading days of the year prior to the beginning of the cycle, weighted by the volume of shares traded; and

(d) the estimated income tax rate in the participant's location.

Example of inicitial calculation, with hypothetical values:

Beginning of the PAV cycle	A	x	B	/	C	x	D	=	No. of shares
	R$ 100,000.00 fee on Dec-31 previous year		**9.00** reference value for VP in Brazil		**R$ 75.00** weighted average price VALE3 60 trading days previous year		**(1-27.5%)** estimated income tax rate in Brazil		**8,700.00** net number of shares

Performance factor indicators	Weight (%)
Total Shareholder Return – TSR	50%
ESG – Health & Safety and Sustainability	25%
Return Over Invested Capital – ROIC	25%
Total	**100%**

The performance factor's **first indicator** compares Vale's **TSR** against the TSRs of nine other global mining companies. TSR measures the return that an investment provides to the shareholder, considering the share price performance and the distribution of dividends, for a given period.

$$TSR = \frac{\text{Final price*} - \text{Initial price**} + \text{Dividends}}{\text{Initial price**}}$$

Dividends: dividends or interest on equity distributed in the period

** Weighted average price by volume traded, in the 30 trading days prior to the closing date.*
*** Weighted average price by volume traded, in the 30 trading days prior to the opening date.*

The group of companies and the award curve for the TSR portion are:

Ranking	1st place	2nd place	3rd place	4th place	5th place	6th place	7th place	8th place	9th place
Performance factor	200%	160%	125%	90%	55%	30%	20%	0%	0%

Peer group companies: BHP, Rio Tinto, Anglo American, Freeport, Glencore, South32, FMG, Teck Resources and CSN Min.

If Vale's absolute TSR is negative, the maximum is 150%.

The **second indicator** factors **ESG** elements into overall performance:

- Health and Safety (weight of 10%): measures exposure to incidents that may cause serious injuries and fatalities. The program starting in 2024 factors into the performance assessment the records of N1 incidents (fatalities or life changed) in addition to the existing N2 incidents (serious injuries).

- Sustainability (weight of 15%): composed of two metrics, the first related to the reduction of greenhouse gas emissions (weight of 10%) and the second linked to Vale's performance in the Corporate Sustainability Assessment - CSA, used to select companies for Dow Jones Sustainability Index-DJSI (weight of 5%). Further details can be seen on Vale's ESG page.

The **third indicator**, included in the 2024 cycle, is **ROIC**, which measures the company's ability to generate a return based on the total capital invested. It is an essential indicator for analyzing how the company allocates capital and makes a profit from it. In general terms, the higher the value of the index, the greater the return generated by the company for the shareholder.

At the end of the cycle, three years after it started, eligible participants will receive from Vale in actual shares: (i) an amount equivalent to the same number of Shares granted in the cycle (at a minimum), multiplied by the determined performance factor; and (ii) virtual dividends related to the same number of shares calculated in item (i). Income tax withheld at source (gross-up) will be included.

Below is the history of results in the latest PAV awards, referring to the relative TSR portion:

Awarding year	2021	2022	2023	2024
VALE3 price	71.72	73.27	78.73	Not yet determined (**)
TSR Portion relative to peers	**Ranking position**	**Ranking position**	**Ranking position**	**Ranking position**
2021 Cycle	-	-	-	6th place
2020 Cycle	-	-	4th place	-
2019 Cycle	-	8th place	-	-
2018 Cycle (*)	5th place	8th place	-	-
2017 Cycle (*)	3rd place	-	-	-

(*) The 2017 and 2018 cycles made gradual payments over three years.
(**) The VALE3 price for the 2021 cycle will be determined at the time of payment, in March 2024.

At the closing of the 2021 cycle, to be paid in 2024, Vale ranked below the 5th position in the TSR ranking of the group's companies, generating a zero payout on this indicator. The result of the ESG indicator, in relation to the reduction of greenhouse gas emissions, was 10% of the 25% of the target.

Below is a summary of the PAV in its final years of granting cycles:

Granted cycle year	2021	2022	2023	2024
Modality	*Performance shares*			
Performance metrics	· Relative TSR 80% · ESG 20%	· Relative TSR 75% · ESG 25%	· Relative TSR 75% · ESG 25%	· Relative TSR 50% · ESG 25% · ROIC 25%
Vesting period	3 years			
Dividends	Virtual dividends paid at the end of the cycle, conditional on performance metrics			
Awards in	Real shares issued by the company			



Long-term incentive – Matching Program *(Restricted Shares)*

Compensation program in the form of restricted shares is based on expected performance of market cap and the Vale's share price. The Executive Committee is required to participate and hold shares by using its own funds to purchase common shares issued by Vale and hold them for a cycle of three years. To calculate the number of shares that each participant can purchase at the beginning of the cycle, the following elements are taken into account:

(a)
fixed portion of the participant's compensation at the end of the year prior to the start of the cycle

(b)
the reference value for the Matching program, according to the participant's level and location in the previous year, and

(c)
the average purchase price of the shares in the market, on the actual date of purchase.

Example of initial calculation, with hypothetical values:

	A	x	B	/	C	=	No. of shares
Beginning of Matching cycle	**R$ 100,000.00** fee on Dec-31 previous year		**6.00** reference value for Vice-President in Brazil		**R$ 75.00** average purchase price of VALE3		**8,000.00** number of shares (net)

If the executives are at the Company and in possession of the shares at the end of the three-year cycle, the program's award is made in shares, considering at least the same number of shares purchased plus the amount of Income Tax Withheld at Source (gross-up).

In addition to regular awards, since 2019 the Matching Program has made additional payments during the current cycles in the form of virtual dividends, calculated based on (i) the shares not yet settled by the plan and (ii) the value of dividends and/or interest on equity per share, as distributed by the Company to shareholders during the cycle's validity period. Virtual dividends are paid in cash, around the time Vale pays dividends to shareholders in general.

Other executive compensation practices

Mandatory Share Ownership

Rules that determine a minimum shareholding position to be held, i.e., at least 36 times the fixed monthly portion for the CEO and at least 24 times the fixed monthly portion for Executive Vice-Presidents. Executives can achieve these positions over the course of their terms through the Matching and PAV programs and cannot trade any shares in their possession before the minimum shareholding position is reached.

Total Compensation Assessment

An annual forum occurs where the compensation of each Executive Committee member is discussed and revisited by the Board of Directors, with inputs from the individual performance assessment process (in light of key behaviors for leadership) and the analysis of the compensation paid by international peers (carried out for each position). Behavioral Performance Factors for each individual are defined and directly impact the value of the Annual Bonus to be paid, in addition to the possible adoption of meritocracy and differentiation actions for executives performing best. At the end of the process, individual feedback and development measures are carried out with each executive.

Termination policy

The severance package for Executive Committee members is defined by the Board of Directors and is adjusted for each executive, in order to establish compensatory amounts compatible with the complexity of the position held, maturity and achievement of results in the position. The payment of short and long-term incentives occurs proportionally to the period worked.

Malus and *Clawback*

These are rules followed by the Board of Directors to handle events or circumstances of exceptional gravity, which allow for the elimination, reduction or retrieval (partial or full) of the variable compensation planned for payment or portions already paid to executives. Although the Company had already adopted a Clawback rule for Executive Committee members, in 2023 a Clawback Policy was created that outlines the circumstances under which executives are required to return any incentive-based compensation to the Company, in accordance with SEC regulations.

Focus on long-term compensation

The compensation mix is adjusted annually in line with investor expectations, based on the profile of the international executive market and the results of the annual executive performance evaluation process.

Changes in compensation mix	CEO			Other Executive Committee members		
	2022	2023	2024E	2022	2023	2024E
Fixed Compensation	12%	11%	11%	28%	26%	24.5%
Annual Bonus	20%	20%	20%	28%	26%	24.5%
Long-Term Incentives	68%	69%	69%	45%	48%	51%

Compensation History 2022-2024

Board of Directors, Advisory Committees and Fiscal Council

The 2024 proposed compensation is consistent with previous years, with specific variations due to adjustments to the composition and mix applied to positions on Boards and Committees. The amounts paid are based on market research, thus ensuring the attraction of professionals. See below the history for the last 3 years and the proposal for the current year:

Accrual basis	**2022 Actual**	**2023 Actual**	**Projected 2024[3]**
Board of Directors	11,810,246	17,060,529	19,813,600
Advisory Committees [1][2]	8,197,289	4,057,878	3,241,600
Fiscal Council	1,633,973	1,677,649	1,764,468
Total	**21,641,508**	**22,796,056**	**24,819,668**

[1] *Includes the compensation due to the regular and alternate members of the Board of Directors for their participation in the committees.*
[2] *Includes compensation of outside members (2022) for committee membership.*
[3] *Subject to approval by the Annual General and Extraordinary Meeting to be held on April 26, 2024.*

Maximum, minimum and average individual compensation

Individual Compensation (R$)			
Board of Directors *(excluding charges)*	**2021R**	**2022R**	**2023R**
Maximum Compensation	2,042,308	2,578,118	2,752,998
Minimum Compensation	765,011	759,316	902,521
Average Compensation	1,181,522	1,345,028	1,593,842

Individual Compensation (R$)			
Fiscal Council *(excluding charges)*	**2021R**	**2022R**	**2023R**
Maximum Compensation	314,510	326,794	335,530
Minimum Compensation	314,510	326,794	335,530
Average Compensation	314,510	326,794	335,530

Executive Committee

The proposed Executive Committee compensation for 2024 is consistent with that paid in prior years. From 2022 onwards, the amounts are presented on an accrual basis.

Executive Committee's total compensation

Total Compensation (R$) (excluding charges)	2022R	2023R	2024P
Fixed Annual Compensation	**39,636,743**	**37,790,009**	**39,259,494**
Salary or management fees	31,297,473	30,394,104	31,859,648
Direct and indirect benefits	8,339,270	7,395,905	7,399,846
Variable and Shares	**155,102,223**	**121,128,306**	**151,669,764**
Annual Bonus	45,527,162	52,190,491	48,358,332
Equity-Based	94,795,497	68,177,217	85,834,280
Other[1]	14,779,564	760,598	17,477,152
Termination pay	**10,252,402**	**9,991,991**	**7,302,922**
Total	**204,991,368**	**168,910,305**	**198,232,179**

[1] Funds allocated for bonuses linked to the strategy of hiring and retaining key personnel for the company, aiming for competitive rewards and alignment with market standards, if necessary.

Executive Committee's fixed compensation

Annual Fixed Compensation (R$)			
Executive Committee *(excluding charges)*	**2022R**	**2023R**	**2024P**
No. of members compensated	9.59	9.06	9.00
Salary or management fees	3,263,553	3,354,758	3,539,961
Direct and indirect benefits	869,580	816,325	822,205
Fixed average compensation	**4,133,133**	**4,171,083**	**4,362,166**

Executive Committee' short-term incentive (annual bonus)

Annual Bonus (R$)			
Executive Committee *(excluding charges)*	**2022R**	**2023R**	**2024P**
Total Annual Bonus	**45,527,162**	**52,190,491**	**48,358,332**
No. of members compensated	9.59	9.06	9.00
Total Annual Bonus	**4,747,358**	**5,760,540**	**5,373,148**

Executive Committee's share-based payments (Matching and PAV)

Equity-based (R$)			
Executive Committee *(excluding charges)*	**2022R**	**2023R**	**2024P**
Total ILP programs	**94,795,497**	**68,177,217**	**85,834,280**
No. of members compensated	9.59	9.06	9.00
Average ILP programs	**9,884,828**	**7,525,079**	**9,537,142**

The long-term incentive (share-based programs) for the year 2024 resumed the value reference for the year 2022. This fact is mainly due to the fair value of the Company's Performance Shares plan.

Executive Committee's Maximum, Minimum and Average individual compensation

As additional information, together with the compensation usually reported to the market, compensation actually paid (cash view) was included for the years 2022 and 2023.

Individual Compensation (R$)					
Executive Committee *(excluding charges)*	**2021(*) (cash)**	**2022 (accrual)**	**2022 (cash)**	**2023 (accrual)**	**2023 (cash)**
Maximum Compensation	55,144,334	59,948,670	47,321,501	52,679,121	54,003,879
Minimum Compensation	11,309,941	7,351,597	6,709,801	6,962,649	4,232,026
Average Compensation	21,394,893	21,375,534	18,594,592	18,643,522	20,965,890

(*) For the year 2021 there was still no reporting by accrual.

Board of Directors' comments on the proposal

The annual compensation proposal presented by the Board of Directors is based on global market practices, alignment short- and long-term strategies, optimal shareholder returns, and business sustainability. It also aims to attract executives with high-level professional qualifications and critical capabilities for Vale's challenges.

To prepare the proposal, the Board of Directors had the support of two committees: The People and Compensation Committee (evaluates the Executive Committee's compensation strategy and the proposal to distribute the annual global compensation fund for executives) and the Nomination and Governance Committee (analyzes the compensation strategy of the Board of Directors and its Advisory Committees).

The Board of Directors therefore recommends this item be approved.



Extraordinary General Meeting's Agenda

Merger and related matters

The Extraordinary General Meeting discusses the merger of Florestas Rio Doce S.A. ("FRD"), which aims to reduce costs and optimize the structure of Vale System companies, in line with the Company's simplification process.

FRD was created in 1968 to operate in the pulp market, a relevant segment for Vale prior to privatization. In the early 2000s, with the slowdown of this market, it began the process of closing its forestry activities, which was completed in 2003.

For further information on this subject, including the Filing and Justification for the Merger and the Valuation Report, please carefully read Vale's Management Proposal and the Call Notice, all of which have been prepared in accordance with the rules of the CVM and are available at www.vale.com/investors.

Board of Directors' comments on the proposal

The Board of Directors recommends approval of this item.

Additional Information

Meetings' materials

For additional information on each resolution, please read carefully the 2023 Management Report, the Financial Statements for FY 2023, Vale's Management Proposal and the Call Notice, all prepared under the rules of CVM, available at www.vale.com/investors.

Information for shareholders

To clarify any queries regarding the information disclosed in this handbook and for further information related to the Meetings, please contact us at assembleias@vale.com.